Exhibit 99.1

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC - 2009 Results	i

This document includes portions from the previously published results announcement of Barclays PLC for the year ended December 31, 2009, as revised to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this document is to provide such additional disclosures as required by Regulation G and Regulation S-K Item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-International Financial Reporting Standards (IFRS) figures to the most directly equivalent IFRS figures, as of, and for the period ended December 31, 2009. This document does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its business and provide more detail concerning the element of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operations targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measure as well. In particular, this document provides certain Group information as a whole rather than separating out discontinued operations, representing the Barclays Global Investors (BGI) business sold on 1st December 2009. These non-GAAP measures are provided because management believes that including BGI as part of group operations and separately identifying the gain on this disposal provides more useful information about the performance of the Group as a whole and better reflects how the operations were managed until the disposal of BGI. The financial statements included within the annual report and accounts will be prepared on an IFRS basis. In the notes on pages 66 onwards, in accordance with IFRS the portion of the BGI business sold is represented as discontinued operations and the notes include only continuing operations unless otherwise indicated. The Consolidated Summary Income Statement on page 2 provides a reconciliation between continuing and total Group results.

An audit opinion has not been rendered in respect of this announcement.

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary unaudited statements of annual results must be agreed with the listed company’s auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors’ report to be included with the annual report and accounts. Barclays PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors’ report required to be included with the annual report and accounts for the year ended 31st December 2009.

The information in this announcement, which was approved by the Board of Directors on 15th February 2010, does not comprise statutory accounts for the years ended 31st December 2009 or 31st December 2008, within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31st December 2008, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Companies Act 1985 and which did not make any statements under Section 237 of the Companies Act 1985, have been delivered to the Registrar of Companies in accordance with Section 242 of the Companies Act 1985. The 2009 Annual Review and Summary Financial Statements will be posted to shareholders together with the Group’s full Annual Report and Accounts for those shareholders that request it.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays PLC - 2009 Results	ii

Outlook

We had a good start to 2010 with Group profit before tax well ahead of first half and full year 2009 run rates.

Overall impairment levels in the second half of 2009 were 23% lower than in the first half. Whilst we expect 2010 impairment levels to rise in certain books of business, particularly in our commercial lending portfolios, our planning assumption is for a moderate decline in impairment.

The evolution of our balance sheet and, in particular risk weighted assets, capital ratios and liquidity reserves, will depend upon the outcome of multiple regulatory reviews underway. It is our intention to remain conservatively positioned in anticipation of developments in the overall regulatory framework.

Barclays PLC - 2009 Results	1

Consolidated Summary Income Statement

		Year Ended 31.12.09			Year Ended 31.12.08
	Notes[1]	Continuing Operations £m	Discontinued Operations £m	Total £m	Continuing Operations £m	Discontinued Operations £m	Total £m
Net interest income	1	11,918	33	11,951	11,469	—	11,469
Net fee and commission income	2	8,418	1,759	10,177	6,491	1,916	8,407

Net trading income/(loss)		7,001	1	7,002	1,339	(10)	1,329
Net investment income		56	66	122	680	—	680
Principal transactions	3	7,057	67	7,124	2,019	(10)	2,009

Net premiums from insurance contracts	4	1,172	—	1,172	1,090	—	1,090
Other income	5	1,389	4	1,393	367	10	377
Total income		29,954	1,863	31,817	21,436	1,916	23,352

Net claims and benefits incurred on insurance contracts	6	(831)	—	(831)	(237)	—	(237)
Total income net of insurance claims		29,123	1,863	30,986	21,199	1,916	23,115
Impairment charges and other credit provisions	7	(8,071)	—	(8,071)	(5,419)	—	(5,419)
Net income		21,052	1,863	22,915	15,780	1,916	17,696

Operating expenses	8	(16,715)	(1,137)	(17,852)	(13,391)	(975)	(14,366)

Share of post-tax results of associates and joint ventures	9	34	—	34	14	—	14
Profit on disposal of subsidiaries, associates and joint ventures	10	188	—	188	327	—	327
Gains on acquisitions	15	26	—	26	2,406	—	2,406
Profit before tax and disposal of discontinued operations		4,585	726	5,311	5,136	941	6,077
Profit on disposal of discontinued operations	29	—	6,331	6,331	—	—	—
Profit before tax		4,585	7,057	11,642	5,136	941	6,077
Tax	11	(1,074)	(280)	(1,354)	(453)	(337)	(790)
Profit after tax		3,511	6,777	10,288	4,683	604	5,287

Profit for the year attributable to
Equity holders of the parent		2,628	6,765	9,393	3,795	587	4,382
Non-controlling interests	12	883	12	895	888	17	905
		3,511	6,777	10,288	4,683	604	5,287
Earnings per Share
Basic earnings per share	13	24.1p	62.1p	86.2p	51.4p	7.9p	59.3p
Diluted earnings per share	13	22.7p	58.9p	81.6p	49.8p	7.7p	57.5p

1	Notes start on page 66 and relate to continuing operations.

Barclays PLC - 2009 Results	2

Consolidated Statement of Comprehensive Income

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Profit after tax	10,288	5,287

Other Comprehensive Income
Continuing operations
Currency translation differences	(861)	2,274
Available for sale financial assets	1,236	(1,561)
Cash flow hedges	165	376
Other	—	(5)
Tax relating to components of other comprehensive income	(26)	851
Other comprehensive income for the year, net of tax from continuing operations	514	1,935
Other comprehensive income for the year, net of tax from discontinued operations	(58)	114
Total comprehensive income for the year	10,744	7,336

Attributable to:
Non-controlling interests	1,188	1,123
Equity holders of the parent	9,556	6,213
Total comprehensive income for the year	10,744	7,336

Barclays PLC - 2009 Results	3

Consolidated Summary Balance Sheet

Assets	Notes[1]	As at 31.12.09 £m	As at 31.12.08 £m
Cash and balances at central banks		81,483	30,019
Items in the course of collection from other banks		1,593	1,695
Trading portfolio assets		151,344	185,637
Financial assets designated at fair value:
- held on own account		41,311	54,542
- held in respect of linked liabilities to customers under investment contracts		1,257	66,657
Derivative financial instruments	16	416,815	984,802
Loans and advances to banks	19	41,135	47,707
Loans and advances to customers	20	420,224	461,815
Available for sale financial investments		56,483	64,976
Reverse repurchase agreements and cash collateral on securities borrowed		143,431	130,354
Goodwill and intangibles		8,795	10,402
Property, plant and equipment		5,626	4,674
Deferred tax assets		2,303	2,668
Other assets		7,129	7,032
Total assets		1,378,929	2,052,980

Liabilities	Notes[1]	As at 31.12.09 £m	As at 31.12.08 £m
Deposits from banks		76,446	114,910
Items in the course of collection due to other banks		1,466	1,635
Customer accounts		322,429	335,505
Trading portfolio liabilities		51,252	59,474
Financial liabilities designated at fair value		86,202	76,892
Liabilities to customers under investment contracts		1,679	69,183
Derivative financial instruments	16	403,416	968,072
Debt securities in issue		135,902	149,567
Repurchase agreements and cash collateral on securities lent		198,781	182,285
Subordinated liabilities		25,816	29,842
Deferred tax liabilities		470	304
Other liabilities		16,592	17,900
Total liabilities		1,320,451	2,005,569

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		47,277	36,618
Non-controlling interests		11,201	10,793
Total shareholders’ equity		58,478	47,411
Total liabilities and shareholders’ equity		1,378,929	2,052,980

1	For notes, see pages 75 to 78.

Barclays PLC - 2009 Results	4

Consolidated Statement of Changes in Equity

2009	Share Capital and Share Premium[1] £m	Other Reserves £m	Retained Earnings £m	Total £m	Non-controlling Interests £m	Total Equity £m
Balance at 1st January 2009	6,138	6,272	24,208	36,618	10,793	47,411
Profit after tax	—	—	9,393	9,393	895	10,288
Other comprehensive income:
Currency translation differences	—	(1,138)	—	(1,138)	277	(861)
Available-for-sale financial assets	—	1,250	—	1,250	(14)	1,236
Cash flow hedges	—	194	—	194	(29)	165
Tax relating to components of other comprehensive income	—	(256)	171	(85)	59	(26)
Other comprehensive income net of tax from discontinued operations	—	(75)	17	(58)	—	(58)
Total comprehensive income	—	(25)	9,581	9,556	1,188	10,744
Issue of new ordinary shares	749	—	—	749	—	749
Issue of shares under employee share schemes	35	—	298	333	—	333
Net purchase of treasury shares	—	(47)	—	(47)	—	(47)
Transfers	—	80	(80)	—	—	—
Dividends	—	—	(113)	(113)	(767)	(880)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	—	—	—	—	(82)	(82)
Conversion of Mandatorily Convertible Notes	3,882	(3,652)	(230)	—	—	—
Other	—	—	181	181	69	250
Balance at 31st December 2009	10,804	2,628	33,845	47,277	11,201	58,478

2008
Balance at 1st January 2008	1,707	614	20,970	23,291	9,185	32,476
Profit after tax	—	—	4,382	4,382	905	5,287
Other comprehensive income:
Currency translation differences	—	2,174	—	2,174	100	2,274
Available-for-sale financial assets	—	(1,559)	—	(1,559)	(2)	(1,561)
Cash flow hedges	—	271	—	271	105	376
Other	—	—	(5)	(5)	—	(5)
Tax relating to components of other comprehensive income	—	882	(46)	836	15	851
Other comprehensive income net of tax from discontinued operations	—	124	(10)	114	—	114
Total comprehensive income	—	1,892	4,321	6,213	1,123	7,336
Issue of new ordinary shares	4,422	—	—	4,422	—	4,422
Issue of shares under employee share schemes	19	—	463	482	—	482
Issue of shares and warrants	—	—	1,410	1,410	—	1,410
Repurchase of shares	(10)	10	(173)	(173)	—	(173)
Net purchase of treasury shares	—	(350)	—	(350)	—	(350)
Transfers	—	437	(437)	—	—	—
Dividends	—	—	(2,344)	(2,344)	(703)	(3,047)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	—	—	—	—	1,338	1,338
Issue of Mandatorily Convertible Notes	—	3,652	—	3,652	—	3,652
Other	—	17	(2)	15	(150)	(135)
Balance at 31st December 2008	6,138	6,272	24,208	36,618	10,793	47,411

1	Details of share capital are shown in note 24.

Barclays PLC - 2009 Results	5

Consolidated Summary Cash Flow Statement

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Continuing Operations
Profit before tax	4,585	5,136
Adjustment for non-cash items	13,637	4,950
Changes in operating assets and liabilities	24,799	24,510
Tax paid	(1,177)	(1,404)
Net cash from operating activities	41,844	33,192
Net cash from investing activities	11,888	(8,662)
Net cash from financing activities	(661)	12,634
Net cash from discontinued operations	(376)	286
Effect of exchange rates on cash and cash equivalents	(2,864)	(6,018)
Net increase in cash and cash equivalents	49,831	31,432
Cash and cash equivalents at beginning of period	64,509	33,077
Cash and cash equivalents at end of period	114,340	64,509

Barclays PLC - 2009 Results	6

Group Results Summary

Set out below is a summary of the business segments’ income and profit before tax:

Business Segments Results

	Total Income net of Insurance Claims			Profit Before Tax
	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m	% Change	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m	% Change
UK Retail Banking	3,985	4,482	(11)	612	1,369	(55)
Barclays Commercial Bank	2,753	2,745	0	749	1,266	(41)
Barclaycard	4,042	3,219	26	761	789	(4)
GRCB - Western Europe	1,723	1,455	18	130	250	(48)
GRCB - Emerging Markets	1,045	994	5	(254)	141	(280)
GRCB - Absa	2,549	2,198	16	506	552	(8)
Barclays Capital	11,625	5,231	122	2,464	1,302	89
Barclays Global Investors[1]	1,903	1,844	3	7,079	595	—
Barclays Wealth	1,333	1,324	1	145	671	(78)
Head Office Functions	28	(377)	107	(550)	(858)	36

1	Continuing and discontinued operations including profit on disposal. Total income net of reinsurance claims from continuing operations for the year ended 31 December 2009 was £40m (2008: £72m loss). Profit before tax from continuing operations for the year ended 31 December 2009 was £22m (2008: £346m loss).

Barclays PLC - 2009 Results	7

Results by Business

UK Retail Banking

Income Statement Information	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net interest income	2,624	2,996
Net fee and commission income	1,225	1,299
Net premiums from insurance contracts	198	205
Other income	6	17
Total income	4,053	4,517
Net claims and benefits incurred under insurance contracts	(68)	(35)
Total income net of insurance claims	3,985	4,482
Impairment charges and other credit provisions	(936)	(602)
Net income	3,049	3,880
Operating expenses excluding amortisation of intangible assets	(2,400)	(2,499)
Amortisation of intangible assets	(40)	(20)
Operating expenses	(2,440)	(2,519)

Share of post-tax results of associates and joint ventures	3	8
Profit before tax	612	1,369

Balance Sheet Information
Loans and advances to customers at amortised cost	£99.1bn	£94.4bn
Customer accounts	£92.5bn	£89.6bn
Total assets	£105.2bn	£101.4bn

Performance Ratios
Cost:income ratio[1]	61%	56%
Cost:net income ratio[1]	80%	65%

Other Financial Measures
Risk weighted assets	£32.2bn	£30.5bn

1	Defined on pages 87 to 92.

Barclays PLC - 2009 Results	8

Results by Business

UK Retail Banking

In the continued challenging economic environment, UK Retail Banking profit before tax decreased 55% (£757m) to £612m (2008: £1,369m), impacted by low interest rates resulting in margin compression on the deposit book and increased impairment charges which together more than offset well controlled costs and an improved assets margin.

The number of savings accounts increased 10% to 13.2m (31st December 2008: 12.0m) and mortgage accounts increased 18,000 to 834,000 (31st December 2008: 816,000). Local Business customer numbers increased 26,000 to 686,000 (31st December 2008: 660,000) with gross new lending of £1,047m. Total loans and advances to customers increased £4.7bn to £99.1bn (31st December 2008: £94.4bn).

Income decreased 11% (£497m) to £3,985m (2008: £4,482m) reflecting the impact of margin compression, which more than offset good income growth in Home Finance.

Net interest income decreased 12% (£372m) to £2,624m (2008: £2,996m) driven by margin compression on liabilities after taking into account gains on product hedges implemented to protect income on current accounts and managed rate deposits. This was partially offset by increases in asset driven net interest income. Total average customer deposit balances increased 4% to £89.0bn (2008: £85.9bn), reflecting good growth in Personal Customer Current Account balances.

Average mortgage balances grew 10%, reflecting strongly positive net lending. Mortgage balances were £87.9bn at the end of the period (31st December 2008: £82.3bn), a market share of 7% (2008: 7%). Gross advances reduced to £14.2bn (2008: £22.9bn) reflecting a continued conservative approach to lending, with redemptions of £8.5bn (2008: £10.4bn). Net new mortgage lending was £5.7bn (2008: £12.5bn). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 43% (2008: 40%). The average loan to value ratio of new mortgage lending was 48% (2008: 47%).

Net fee and commission income decreased 6% (£74m) to £1,225m (2008: £1,299m) reflecting changing customer usage together with lower mortgage application and redemption fees. Overall sales productivity resulted in fee income growth in investments.

Total impairment charges represented 0.93% (2008: 0.63%) of total gross loans and advances to customers and banks. Impairment charges increased 55% (£334m) to £936m (2008: £602m), reflecting lower expectations for recoveries in line with the current economic environment. Impairment charges within Consumer Lending increased 56% to £573m (2008: £368m) with impairment charges increasing 75% to £183m (2008: £105m) in Personal Customer Current Accounts. Mortgage impairment charges remained low at £26m (2008: £24m).

Operating expenses remained well controlled and decreased 3% (£79m) to £2,440m (2008: £2,519m). This reflected the receipt of a one-off credit of £175m resulting from the closure of the UK final salary pension scheme to existing members, offset by a year on year increase in pension costs of £115m and the non-recurrence of gains of £75m from the sale of property.

Total assets increased 4% to £105.2bn (31st December 2008: £101.4bn) driven by growth in mortgage balances. Risk weighted assets increased 6% (£1.7bn) to £32.2bn (31st December 2008: £30.5bn), a significant contributor being the growth in the mortgage book.

Barclays PLC - 2009 Results	9

Results by Business

Barclays Commercial Bank

Income Statement Information	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net interest income	1,741	1,757
Net fee and commission income	926	861

Net trading income	25	3
Net investment (loss)/income	(51)	19
Principal transactions	(26)	22

Other income	112	105
Total income	2,753	2,745
Impairment charges and other credit provisions	(974)	(414)
Net income	1,779	2,331
Operating expenses excluding amortisation of intangible assets	(1,009)	(1,048)
Amortisation of intangible assets	(21)	(15)
Operating expenses	(1,030)	(1,063)

Share of post-tax results of associates and joint ventures	—	(2)
Profit before tax	749	1,266

Balance Sheet Information
Loans and advances to customers at amortised cost	£59.6bn	£67.5bn
Loans and advances to customers at fair value	£13.1bn	£13.0bn
Customer accounts	£62.7bn	£60.6bn
Total assets	£75.5bn	£84.0bn

Performance Ratios
Cost:income ratio[1]	37%	39%
Cost:net income ratio[1]	58%	46%

Other Financial Measures
Risk weighted assets	£60.3bn	£63.1bn

1	Defined on pages 87 to 92.

Barclays PLC - 2009 Results	10

Results by Business

Barclays Commercial Bank

Barclays Commercial Bank profit before tax decreased 41% (£517m) to £749m (2008: £1,266m), primarily driven by significantly higher impairment. Income was flat, with strong performance from net fees and commissions offset by lower principal transactions.

Income totalled £2,753m (2008: £2,745m).

Net interest income fell 1% (£16m) to £1,741m (2008: £1,757m) with the benefit of increased average lending balances and higher deposit volumes offset by margin compression in the deposit book. Average lending grew 3% (£1.6bn) to £63.3bn (2008: £61.7bn) reflecting our continuing commitment to lend to viable businesses.

Non interest income comprised 37% of total income (2008: 36%). Net fees and commissions income increased 8% (£65m) to £926m (2008: £861m), driven by strong debt fees, trade guarantees and other fee income.

Principal transactions income decreased £48m to a loss of £26m (2008: gain of £22m) as a result of investment writedowns and fewer opportunities for equity realisation within the current market environment.

Other income grew 7% (£7m) to £112m (2008: £105m) reflecting increased income from the repurchase of securitised debt issued of £85m (2008: £24m), partially offset by lower rental income from operating leases of £21m (2008: £29m). 2008 income included a £39m gain from the restructuring of Barclays interest in a third party finance operation.

Impairment charges rose to £974m (2008: £414m), reflecting the impact of the economic recession across the business with continued pressure on corporate liquidity, rising default rates and lower asset values. Impairment as a percentage of period end gross loans and advances to customers and banks increased to 1.58% (2008: 0.60%).

Operating expenses fell 3% to £1,030m (2008: £1,063m); reflecting tightly managed discretionary costs and a £100m one-off credit for the closure of the UK final salary pensions scheme partially offset by an incremental increase in pension costs of £69m and the non-recurrence of property credits.

Total assets fell 10% (£8.5bn) to £75.5bn (2008: £84.0bn) driven by reduced overdraft borrowings and lower volumes in Barclays Asset and Sales Finance business. New term lending was £14bn. Risk weighted assets fell 4% (£2.8bn) to £60.3bn (2008: £63.1bn) largely reflecting a reduction in net balance sheet exposures offset by the impact of deteriorating credit conditions.

The number of customers fell 6% primarily as a result of reductions in exposures to high risk sectors within Barclays Asset and Sales Finance.

Barclays PLC - 2009 Results	11

Results by Business

Barclaycard

Income Statement Information	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net interest income	2,723	1,786
Net fee and commission income	1,271	1,299

Net trading (loss)/income	(1)	2
Net investment income	23	80
Principal transactions	22	82

Net premiums from insurance contracts	44	44
Other income	2	19
Total income	4,062	3,230
Net claims and benefits incurred under insurance contracts	(20)	(11)
Total income net of insurance claims	4,042	3,219
Impairment charges and other credit provisions	(1,798)	(1,097)
Net income	2,244	2,122

Operating expenses excluding amortisation of intangible assets	(1,412)	(1,361)
Amortisation of intangible assets	(82)	(61)
Operating expenses	(1,494)	(1,422)

Share of post-tax results of associates and joint ventures	8	(3)
Profit on disposal of subsidiaries, associates and joint ventures	3	—
Gain on acquisition	—	92
Profit before tax	761	789

Balance Sheet Information
Loans and advances to customers at amortised cost	£26.5bn	£27.4bn
Total assets	£30.2bn	£30.9bn

Performance Ratios
Cost:income ratio[1]	37%	44%
Cost:net income ratio[1]	67%	67%

Other Financial Measures
Risk weighted assets	£30.6bn	£27.3bn

1	Defined on pages 87 to 92.

Barclays PLC - 2009 Results	12

Results by Business

Barclaycard

Barclaycard profit before tax decreased 4% (£28m) to £761m (2008: £789m). Strong income growth across the portfolio driven by increased lending, improved margins and foreign exchange gains, was offset by higher impairment charges, driven by the deterioration in the global economy.

International businesses’ profit before tax decreased 59% to £107m (2008: £261m) driven by the US business. Strong income growth driven by higher average extended credit balances was more than offset by impairment growth, especially in the US and South African businesses, and increased operating expenses. In the UK our businesses benefited from an improvement in margins and growth in average extended balances leading to income increasing 18% to £2,494m (2008: £2,111m). Income growth was partially offset by the growth in impairment as worsening economic conditions impacted delinquencies.

Income increased 26% (£823m) to £4,042m (2008: £3,219m) reflecting strong growth across the portfolio, especially in the international businesses through higher extended credit balances, lower funding rates and the appreciation of the average values of the US Dollar and the Euro against Sterling.

Net interest income increased 52% (£937m) to £2,723m (2008: £1,786m) driven by strong growth in international average extended credit card balances, up 52% to £7.9bn (2008: £5.2bn), and lower funding rates as margins improved.

Net fee and commission income decreased 2% (£28m) to £1,271m (2008: £1,299m) through lower volumes in FirstPlus due to the decision taken to stop writing new business in 2008 and lower volumes in the UK card portfolios partially offset by growth in the international businesses.

Principal transactions of £22m (2008: £82m) included a £20m gain from the sale of MasterCard shares (2008: £16m). Investment income in 2008 included a £64m gain from the Visa IPO.

Other income in 2008 included an £18m gain on the sale of a portfolio in the US.

Impairment charges increased £701m (64%) to £1,798m (2008: £1,097m). The rate of growth in the second half of the year was lower than that in the first half. Impairment charges in the international businesses increased £444m, driven by higher delinquencies due to deteriorating economic conditions, growth in average receivables and the appreciation of the average values of the US Dollar and the Euro against Sterling. UK portfolio charges were higher as a result of rising delinquencies due to the economic deterioration, especially in the loan portfolios, and the inclusion of Goldfish in UK Cards.

Operating expenses increased 5% (£72m) to £1,494m (2008: £1,422m), due to the appreciation in the average value of the US Dollar and the Euro against Sterling and growth in the portfolios including the acquisitions made in the UK, US and South Africa in 2008.

The purchase of Goldfish resulted in a gain on acquisition of £92m in 2008.

Total assets decreased 2% to £30.2bn (31st December 2008: £30.9bn) reflecting the depreciation in the US Dollar and Euro against Sterling, the decision to stop writing new business in FirstPlus and tighter lending criteria. Risk weighted assets increased 12% (£3.3bn) to £30.6bn (31st December 2008: £27.3bn) due to higher volumes and the impact of moving toward an advanced risk measurement methodology offset by favourable foreign exchange and lower secured lending balances in FirstPlus.

Barclays PLC - 2009 Results	13

Results by Business

Global Retail and Commercial Banking - Western Europe

Income Statement Information	Year Ended 31.12.09 £m	Year Ended 31.12.08[2] £m
Net interest income	1,182	875
Net fee and commission income	438	389

Net trading loss	—	(7)
Net investment income	123	161
Principal transactions	123	154

Net premiums from insurance contracts	544	352
Other income	8	50
Total income	2,295	1,820
Net claims and benefits incurred under insurance contracts	(572)	(365)
Total income net of insurance claims	1,723	1,455
Impairment charges and other credit provisions	(667)	(297)
Net income	1,056	1,158

Operating expenses excluding amortisation of intangible assets	(1,075)	(941)
Amortisation of intangible assets	(38)	(19)
Operating expenses	(1,113)	(960)

Share of post-tax results of associates and joint ventures	4	—
Profit on disposal of subsidiaries, associates and joint ventures	157	—
Gain on acquisition	26	52
Profit before tax	130	250

Balance Sheet Information
Loans and advances to customers at amortised cost	£52.7bn	£53.9bn
Customer accounts	£23.4bn	£15.6bn
Total assets	£64.2bn	£65.5bn

Performance Ratios
Cost:income ratio[1]	65%	66%
Cost:net income ratio[1]	105%	83%

Other Financial Measures
Risk weighted assets	£32.4bn	£37.0bn

1	Defined on pages 87 to 92.
2	2008 figures have been restated to include Barclays Russia, which was transferred to GRCB - Western Europe during 2009.

Barclays PLC - 2009 Results	14

Results by Business

Global Retail and Commercial Banking - Western Europe

Global Retail and Commercial Banking - Western Europe profit before tax fell 48% (£120m) to £130m (2008: £250m) against the backdrop of a very challenging macroeconomic environment across all key markets, particularly Spain. The results included a gain of £157m on the sale of Barclays Vida y Pensiones Compania de Seguros, Barclays Iberian life insurance and pensions business, a restructuring charge of £24m largely concentrated in Spain and an operating loss before tax of £67m (2008: loss before tax of £7m) related to Barclays Russia driven by increased impairment due to the economic environment and increased expenses incurred in positioning the business for future growth. Excluding Russia, all businesses traded profitably although Spain’s net profit fell significantly due to high impairment charges, particularly in the commercial property portfolio. Profit before tax was favourably impacted by the 13% appreciation in the average value of the Euro against Sterling.

Income increased across all countries, improving 18% (£268m) to £1,723m (2008: £1,455m) driven by the appreciation of the Euro and the significant expansion in the distribution network in 2007 and 2008. The number of distribution points increased by 137 to 1,318 (31st December 2008: 1,181) reflecting further selected organic growth and development of the franchise.

Net interest income increased 35% (£307m) to £1,182m (2008: £875m). The increase was principally driven by strong growth in customer deposits of 50% to £23.4bn (2008: £15.6bn), an improvement in the customer assets margin and an increase in treasury interest income. This was partially offset by competitive pressures on liability margin compression.

Net fee and commission income increased 13% (£49m) to £438m (2008: £389m), generated from asset management and insurance product lines.

Principal transactions fell 20% (£31m) to £123m (2008: £154m), mainly due to the non-recurrence of the gains from both the Visa IPO (2008: £65m) and the sale of shares in MasterCard (2008: £17m), partially offset by profit on the sale of Government backed bonds.

Net premiums from insurance contracts increased £192m to £544m (2008: £352m) reflecting growth in the life assurance business. Net claims and benefits incurred increased correspondingly by £207m.

Impairment charges increased £370m to £667m (2008: £297m), principally due to higher impairment in Spain on the commercial property, construction and SME portfolios and, to a lesser extent, on the retail portfolio. The impairment charge for Spain increased 107% (£235m) to £455m (2008: £220m) of which £270m related to the corporate and SME portfolios.

Operating expenses increased 16% (£153m) to £1,113m (2008: £960m) due to the continued expansion of the Italian and Portuguese networks, investment in Barclays Russia, restructuring charges of £24m and reduced gains from the sale of property of £25m (2008: £55m). Underlying costs were tightly controlled.

In September 2009, Barclays established a long-term life insurance joint venture in Spain, Portugal and Italy with CNP Assurances SA (CNP). As part of this transaction Barclays sold a 50 per cent stake in Barclays Vida y Pensiones Compania de Seguros to CNP. The transaction gave rise to a gain of £157m. Barclays share of the results of the joint venture with CNP are reported within share of post-tax results of associates and joint ventures.

Barclays acquired the Citigroup cards business in Portugal in December 2009. This resulted in the acquisition of approximately 400,000 customers and loans and advances to customers of £550m. The transaction generated a gain on acquisition of £26m.

Total assets remained stable at £64.2bn (2008: £65.5bn), as underlying asset growth was offset by depreciation in the period end value of the Euro against Sterling. Risk weighted assets decreased 12% (£4.6bn) to £32.4bn (31st December 2008: £37.0bn) driven by active management and the migration of certain retail portfolios onto the advanced credit risk approach.

Barclays PLC - 2009 Results	15

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Income Statement Information	Year Ended 31.12.09 £m	Year Ended 31.12.08[2] £m
Net interest income	743	597
Net fee and commission income	232	217

Net trading income	61	88
Net investment income	7	91
Principal transactions	68	179

Other income	2	1
Total income	1,045	994
Impairment charges and other credit provisions	(471)	(165)
Net income	574	829

Operating expenses excluding amortisation of intangible assets	(846)	(685)
Amortisation of intangible assets	(6)	(3)
Operating expenses	(852)	(688)

Profit on disposal of subsidiaries, associates and joint ventures	24	—
(Loss)/Profit before tax	(254)	141

Balance Sheet Information
Loans and advances to customers at amortised cost	£7.3bn	£9.7bn
Customer accounts	£8.5bn	£9.3bn
Total assets	£11.9bn	£13.9bn

Performance Ratios
Cost:income ratio[1]	82%	69%
Cost:net income ratio[1]	148%	83%

Other Financial Measures
Risk weighted assets	£12.4bn	£14.6bn

1	Defined on pages 87 to 92.
2	2008 figures have been restated to exclude Barclays Russia which was transferred from GRCB - Emerging Markets during 2009.

Barclays PLC - 2009 Results	16

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Global Retail and Commercial Banking - Emerging Markets made a loss before tax of £254m in 2009 versus a profit before tax of £141m in 2008. Good income growth across Emerging Markets was offset by significantly increased impairment in India and UAE and continued investment across new and existing markets. Profit before tax in the established markets in Africa and the Indian Ocean decreased to £109m (2008: £182m) primarily due to the allocation of gains from the Visa IPO and sale of shares in MasterCard during 2008.

Income increased 5% to £1,045m (2008: £994m) driven by strong growth in UAE, Africa and the Indian Ocean, partially offset by lower income in India.

Net interest income increased 24% (£146m) to £743m (2008: £597m), driven by retail and commercial balance sheet growth with average customer assets up 19% to £8.3bn (2008: £7.0bn) and customer deposits up 11% to £8.2bn (2008: £7.4bn).

Net fee and commission income increased 7% (£15m) to £232m (2008: £217m) primarily driven by growth in retail fee income.

Principal transactions decreased £111m to £68m (2008: £179m). 2008 included a gain of £82m from the sale of shares in MasterCard and Visa. Excluding this gain, principal transactions decreased £29m driven by lower fees from foreign exchange income transactions.

Impairment charges increased to £471m (2008: £165m) including an increase of £255m across India and UAE due to the deterioration in the credit environment in 2009 reflecting the impact of the economic recession across the business with continued pressure on liquidity, rising default rates and lower asset values.

Operating expenses increased 24% (£164m) to £852m (2008: £688m) reflecting continued investment in Indonesia and Pakistan and investment in infrastructure across other markets.

Profit on disposal of subsidiaries, associates and joint ventures of £24m represented the sale of a 7% stake in the GRCB - Emerging Markets Botswana business. The residual holding of Barclays in Barclays Bank of Botswana Limited following the sale is 68%.

Total assets decreased 14% (£2.0bn) to £11.9bn (2008: £13.9bn), and risk weighted assets decreased 15% (£2.2bn) to £12.4bn (2008: £14.6bn) due to the business pro-actively managing down portfolio exposures driven by a realignment of lending strategy in light of the economic downturn and the impact of exchange rate movements. Customer assets decreased 25% (£2.4bn) to £7.3bn (2008: £9.7bn) and customer deposits decreased 9% (£0.8bn) to £8.5bn (2008: £9.3bn).

Barclays PLC - 2009 Results	17

Results by Business

Global Retail and Commercial Banking - Absa

Income Statement Information	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net interest income	1,300	1,104
Net fee and commission income	943	762

Net trading (loss)/income	(5)	6
Net investment income	128	105
Principal transactions	123	111

Net premiums from insurance contracts	294	234
Other income	60	113
Total income	2,720	2,324
Net claims and benefits incurred under insurance contracts	(171)	(126)
Total income net of insurance claims	2,549	2,198
Impairment charges and other credit provisions	(567)	(347)
Net income	1,982	1,851

Operating expenses excluding amortisation of intangible assets	(1,418)	(1,255)
Amortisation of intangible assets	(51)	(50)
Operating expenses	(1,469)	(1,305)

Share of post-tax results of associates and joint ventures	(4)	5
Profit on disposal of subsidiaries, associates and joint ventures	(3)	1
Profit before tax	506	552

Balance Sheet Information
Loans and advances to customers at amortised cost	£36.4bn	£32.7bn
Customer accounts	£19.7bn	£17.0bn
Total assets	£45.8bn	£40.4bn

Performance Ratios
Cost:income ratio[1]	58%	59%
Cost:net income ratio[1]	74%	71%

Other Financial Measures
Risk weighted assets	£21.4bn	£18.8bn

1	Defined on pages 87 to 92.

Barclays PLC - 2009 Results	18

Results by Business

Global Retail and Commercial Banking - Absa

Global Retail and Commercial Banking - Absa profit before tax decreased 8% (£46m) to £506m (2008: £552m) owing to challenging market conditions. Modest Rand income growth and tight cost control were offset by increased impairment.

Income increased 16% (£351m) to £2,549m (2008: £2,198m) predominantly reflecting the impact of exchange rate movements.

Net interest income improved 18% (£196m) to £1,300m (2008: £1,104m) reflecting the appreciation in the average value of the Rand against Sterling and modest balance sheet growth. Average customer assets increased 17% to £32.5bn (2008: £27.7bn) driven by appreciation of the Rand against Sterling and modest growth in loans and advances. Retail and commercial mortgages remained relatively flat in 2009 while instalment finance showed a slight decline with the run-off outweighing new sales. Average customer deposits increased 29% to £17.4bn (2008: £13.5bn), primarily driven by the appreciation of the Rand and the increase in the number of customers. Retail and commercial deposits increased 3.9% and 4.6% respectively.

Net fee and commission increased 24% (£181m) to £943m (2008: £762m), reflecting pricing increases, volume growth and the impact of exchange rate movements.

Principal transactions increased £12m to £123m (2008: £111m) reflecting the impact of exchange rate movements and gains of £17m from the sale of shares in MasterCard, slightly offset by lower gains on economic hedges.

Net premiums from insurance contracts increased 26% (£60m) to £294m (2008: £234m) reflecting volume growth in short-term insurance contracts and the impact of exchange rate movements.

Other income decreased £53m to £60m (2008: £113m) reflecting the non-recurrence of the gain of £46m recorded on the Visa IPO in 2008.

Impairment charges increased £220m to £567m (2008: £347m) due to high delinquency levels in the retail portfolios as a result of continued consumer indebtedness, despite the decline in interest and inflation rates during the first half of the year. There was a slight improvement in impairment ratios in the second half of 2009.

Operating expenses increased 13% (£164m) to £1,469m (2008: £1,305m) reflecting the impact of exchange rate movements. Costs were tightly controlled in Rand.

Total assets increased 13% to £45.8bn (31st December 2008: £40.4bn) and risk weighted assets increased 14% (£2.6bn) to £21.4bn (31st December 2008: £18.8bn), reflecting the impact of exchange rate movements.

Barclays PLC - 2009 Results	19

Results by Business

Barclays Capital

Income Statement Information	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net interest income	1,598	1,724
Net fee and commission income	3,001	1,429

Net trading income	7,185	1,506
Net investment (loss)/income	(164)	559
Principal transactions	7,021	2,065

Other income	5	13
Total income	11,625	5,231
Impairment charges and other credit provisions	(2,591)	(2,423)
Net income	9,034	2,808

Operating expenses excluding amortisation of intangible assets	(6,406)	(3,682)
Amortisation of intangible assets	(186)	(92)
Operating expenses	(6,592)	(3,774)

Share of post-tax results of associates and joint ventures	22	6
Gain on acquisition	—	2,262
Profit before tax	2,464	1,302

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£162.6bn	£206.8bn
Total assets	£1,019.1bn	£1,629.1bn
Group liquidity pool	£127bn	£43bn

Performance Ratios
Cost:income ratio[1]	57%	72%
Cost:net income ratio[1]	73%	134%

Other Financial Measures
Risk weighted assets	£181.1bn	£227.4bn
Average DVaR (95%)	£77m	£53m

1	Defined on pages 87 to 92.

Barclays PLC - 2009 Results	20

Results by Business

Barclays Capital

Barclays Capital profit before tax increased 89% to £2,464m (2008: £1,302m). The substantial increase in income and profit reflected very strong performances in the UK and Europe, and a transformation in the scale and service offering in the US through the integration of the Lehman businesses acquired in September 2008. Profit before tax was struck after credit market writedowns of £6,086m (2008: £8,053m), including £4,417m credit market losses (2008: £6,290m) and £1,669m of impairment (2008: £1,763m). The loss on own credit was £1,820m (2008: £1,663m gain).

Analysis of Total Income	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Fixed Income, Currency and Commodities	12,964	7,353
Equities and Prime Services	2,846	1,153
Investment Banking	2,195	1,053
Principal Investments	(143)	299
Top-line income[1]	17,862	9,858

Credit market losses in income	(4,417)	(6,290)
Own credit	(1,820)	1,663
Total income	11,625	5,231

Income of £11,625m was up 122% (2008: £5,231m), reflecting excellent growth across the client franchise. Top-line income increased 81% to £17,862m (2008: £9,858m). Fixed Income, Currency and Commodities increased 76% and drove the strong increase in trading income following the expansion of the business and the associated increase in client flows. Equities and Prime Services increased 147% driven by the acquisition of the Lehman Brothers North American businesses with particularly strong performances in cash equities and equity derivatives.

Investment Banking, which comprises advisory businesses and equity and debt underwriting, more than doubled to £2,195m (2008: £1,053m) driven by origination and advisory activity. The cash equity business, along with Investment Banking, drove a significant rise in fee and commission income.

Losses in Principal Investments of £143m (2008: income of £299m) contributed to the overall net investment loss of £164m (2008: income of £559m).

Impairment charges of £2,591m (2008: £2,423m) included credit market impairment of £1,669m (2008: £1,763m) as discussed on page 44. Non credit market related impairment of £922m (2008: £660m) principally related to charges in the portfolio management, global loans and principal investment businesses. Impairment charges declined significantly in the second half of 2009.

Operating expenses increased 75% to £6,592m (2008: £3,774m), reflecting the inclusion of the acquired Lehman business.

Total assets reduced 37% to £1,019.1bn (31st December 2008: £1,629.1bn) primarily as a result of derivative balances. There were further reductions in the trading portfolio and lending as well as depreciation in the value of other currencies relative to Sterling. Risk weighted assets reduced 20% (£46.3bn) to £181.1bn (31st December 2008: £227.4bn) following the reductions in the balance sheet and reclassification of certain securitisation assets to capital deductions and depreciation on the value of other currencies against Sterling, partially offset by a deterioration in credit conditions which increased probabilities of default.

Barclays Capital manages the liquidity pool on behalf of the Barclays Group. The Group pool increased to £127bn (2008: £43bn). Whilst funding markets have been difficult, Barclays increased available liquidity, extended the term of unsecured liabilities, and reduced reliance on unsecured funding. Barclays completed a number of benchmark transactions in the senior debt market in the US, UK and Europe during 2009.

Average DVaR increased £24m to £77m (2008: £53m). Spot DVaR at 31st December 2009 of £55m reduced by £32m (31st December 2008: £87m).

1	Top-line income is a non-IFRS measure that represents income before own credit gains/losses and credit market write-downs. This measure has been presented as it provides for a consistent basis for comparing the business’ performance between financial periods.

Barclays PLC - 2009 Results	21

Results by Business

Barclays Global Investors

	Year Ended 31.12.09			Year Ended 31.12.08
Income Statement Information	Continuing Operations £m	Discontinued Operations[1] £m	Total £m	Continuing Operations £m	Discontinued Operations £m	Total £m
Net interest income/(expense)	10	33	43	(38)	—	(38)
Net fee and commission income	(2)	1,759	1,757	1	1,916	1,917

Net trading income/(loss)	20	1	21	(4)	(10)	(14)
Net investment income/(loss)	11	66	77	(29)	—	(29)
Principal transactions	31	67	98	(33)	(10)	(43)

Other income	1	4	5	(2)	10	8
Total income	40	1,863	1,903	(72)	1,916	1,844

Operating expenses excluding amortisation of intangible assets	(17)	(1,123)	(1,140)	(274)	(960)	(1,234)
Amortisation of intangible assets	—	(14)	(14)	—	(15)	(15)
Operating expenses	(17)	(1,137)	(1,154)	(274)	(975)	(1,249)

Profit on disposal of associates and joint ventures	(1)	—	(1)	—	—	—
Profit/(loss) before tax and disposal of discontinued operations	22	726	748	(346)	941	595
Profit on disposal of discontinued operations	—	6,331	6,331	—	—	—

Profit/(loss) before tax	22	7,057	7,079	(346)	941	595

Balance Sheet Information
Total assets	£5.4bn	—	£5.4bn	£0.7bn	£70.6bn	£71.3bn

Profit on Disposal Information	As at 01.12.09 £m
Consideration
– Cash	4,207
– BlackRock shares	5,294
Total consideration including hedging gains	9,501
Net assets disposed	(2,051)
CVC fee	(106)
Transaction costs	(433)
Amounts relating to non-controlling interests	(580)
Profit on disposal before tax	6,331

1	BGI was sold on the 1st December 2009. Figures for discontinued operations are for the period up to disposal.

Barclays PLC - 2009 Results	22

Results by Business

Barclays Global Investors

Barclays Global Investors profit before tax increased £6,484m to £7,079m (2008: £595m). Profit benefited from the sale of Barclays Global Investors to BlackRock Inc., which completed on 1st December 2009. Consideration of £9,501m includes 37.567 million new BlackRock shares valued at £5,294m giving Barclays an economic interest of 19.9% of the enlarged BlackRock group. The profit on disposal before tax was £6,331m after deducting amounts relating to non-controlling interests, transaction costs and a break fee relating to the termination of CVC Capital Partners’ proposed purchase of the iShares business. Further information on the disposal is set out on note 29 on pages 83-84.

Profit before tax excluding profit on disposal increased 26% to £748m (2008: £595m) reflecting a recovery on liquidity support of £25m during 2009 (2008: charge of £263m) and an 18% appreciation in the average value of the US Dollar against Sterling. The 2009 results included 11 months of discontinued operations compared to 12 months for 2008. Total income grew 3% (£59m) to £1,903m (2008: £1,844m).

Net fee and commission income declined 8% (£160m) to £1,757m (2008: £1,917m) largely reflecting 11 months’ activity in the year.

Principal transactions increased £141m to a gain of £98m (2008: £43m loss) driven by sales of assets excluded from the disposal to BlackRock.

Operating expenses decreased 8% (£95m) to £1,154m (2008: £1,249m), benefiting from a recovery on liquidity support of £25m during 2009 (2008: charge of £263m), partially offset by exchange rate movements.

The continuing operations of BGI represent residual obligations under the cash support arrangements and associated liquidity support charges and, from 1st December 2009, included the Group’s 19.9% ongoing interest in BlackRock. This investment is accounted for as an available for sale equity investment, with no dividends being received during 2009. Profit before tax on continuing operations for 2009 increased by £368m to £22m (2008: £346m loss) primarily due to lower liquidity support charges.

Total assets as at 31st December 2009 reflect shares to the value of £5,386m held in BlackRock, with total assets as at 31st December 2008 representing residual assets excluded from the disposal to BlackRock.

Barclays PLC - 2009 Results	23

Results by Business

Barclays Wealth

Income Statement Information	Year Ended 31.12.09 £m		Year Ended 31.12.08 £m
Net interest income	504		486
Net fee and commission income	802		720

Net trading income/(loss)	7		(11)
Net investment income/(loss)	13		(333)
Principal transactions	20		(344)

Net premium from insurance contracts	—		136
Other income	7		26
Total income	1,333		1,024
Net claims and benefits incurred under insurance contracts	—		300
Total income net of insurance claims	1,333		1,324
Impairment charges and other credit provisions	(51)		(44)
Net income	1,282		1,280

Operating expenses excluding amortisation of intangible assets	(1,114)		(919)
Amortisation of intangible assets	(24)		(16)
Operating expenses	(1,138)		(935)

Profit on disposal of subsidiaries, associates and joint ventures	1		326
Profit before tax	145		671

Balance Sheet Information
Loans and advances to customers at amortised cost	£13.1	bn	£11.4	bn
Customer accounts	£38.5	bn	£42.4	bn
Total assets	£15.1	bn	£13.3	bn

Performance Ratios
Cost:income ratio[1]	85%		71%

Other Financial Measures
Risk weighted assets	£11.4	bn	£10.3	bn

1	Defined on pages 87 to 92.

Barclays PLC - 2009 Results	24

Results by Business

Barclays Wealth

Barclays Wealth profit before tax reduced 78% (£526m) to £145m (2008: £671m). The reduction in profit was principally due to the sale of the closed life assurance business in 2008 (2008: profit before tax of £104m and profit on disposal of £326m). Results were also affected by the integration of Lehman Brothers North American businesses (Barclays Wealth Americas), which made a loss of £39m.

Total income net of insurance claims increased 1% (£9m) to £1,333m (2008: £1,324m). Excluding the impact of the sale of the closed life business and the integration of Barclays Wealth Americas, income grew 3% as growth in the client franchise and the product offering offset the impact of adverse economic conditions.

Net interest income increased 4% (£18m) to £504m (2008: £486m) reflecting growth in customer lending. Average lending grew 27% to £12.3bn (2008: £9.7bn). Average 2009 deposits were in line with the prior year (2008: £37.2bn).

Net fee and commission income increased by 11% (£82m) to £802m (2008: £720m) driven by Barclays Wealth Americas.

The movements in principal transactions, net premiums from insurance contracts and net claims and benefits incurred under insurance contracts were due to the sale of the closed life assurance business in October 2008.

Impairment charges increased 16% (£7m) to £51m (2008: £44m). This increase reflected the impact of the current economic environment on client liquidity and collateral values and the substantial increase in the loan book over the last four years.

Operating expenses increased 22% to £1,138m (2008: £935m) principally reflecting the impact of the acquisition of Barclays Wealth Americas partially offset by the impact of the disposal of the closed life business in 2008.

Total client assets, comprising customer accounts and client investments were £151.3bn (31st December 2008: £145.1bn).

Risk weighted assets increased 10% (£1.1bn) to £11.4bn (2008: £10.3bn) reflecting growth in loans and advances.

Barclays PLC - 2009 Results	25

Results by Business

Head Office Functions and Other Operations

Income Statement Information	Year Ended 31.12.09 £m		Year Ended 31.12.08 £m
Net interest (loss)/income	(507)		182
Net fee and commission expense	(418)		(486)

Net trading (loss)	(291)		(245)
Net investment (loss)/income	(34)		27
Principal transactions	(325)		(218)

Net premiums from insurance contracts	92		119
Other income	1,186		26
Total income/(loss)	28		(377)
Impairment charges and other credit provisions	(16)		(30)
Net income/(loss)	12		(407)

Operating expenses	(570)		(451)

Share of post-tax results of associates and joint ventures	1		—
Profit on disposal of associates and joint ventures	7		—
Loss before tax	(550)		(858)

Balance Sheet Information
Total assets	£6.4	bn	£3.1	bn

Other Financial Measures
Risk weighted assets	£0.9	bn	£0.4	bn

Barclays PLC - 2009 Results	26

Results by Business

Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax reduced £308m to £550m (2008: loss of £858m).

Total income increased £405m to £28m (2008: loss of £377m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations.

Net interest income decreased £689m to a loss of £507m (2008: profit of £182m) primarily due to an increase in costs in central funding activity due to the money market dislocation, increased liquidity requirements and lower income on shareholders’ funds due to the lower interest rate environment. This was partially offset by a £170m gain from a reclassification on consolidation for hedging derivatives with the corresponding expense being recorded in principal transactions.

Net fees and commission expense decreased £68m to £418m (2008: £486m) reflecting adjustments to eliminate inter-segmental transactions, offset by increases in fees for structured capital market activities to £191m (2008: £141m) and in fees paid to Barclays Capital for debt and equity raising and risk management advice to £174m (2008: £151m).

Losses associated with principal transactions increased £107m to £325m (2008: loss of £218m) predominantly due to a £170m increase in the consolidation reclassification adjustment on hedging derivatives.

Other income increased £1,160m to £1,186m (2008: £26m). During 2009, certain upper Tier 2 perpetual debt was exchanged for new issuances of lower Tier 2 dated loan stock resulting in a net gain of £1,164m. £1,170m of this gain was reflected in other income.

Operating expenses increased £119m to £570m (2008: £451m) reflecting a UK bank payroll tax charge of £190m (2008: £nil) in respect of 2009 cash compensation and £35m in respect of certain prior years awards which may fall within the proposed legislation, partially offset by a reduction of £55m in the costs relating to an internal review of Barclays compliance with US economic sanctions to £33m (2008: £88m).

Barclays PLC - 2009 Results	27

Risk Management

Overview of Barclays Risk Exposures

As a consequence of adverse economic conditions in most of the parts of the world in which Barclays operates, the overall market and risk environment has been challenging for all of Barclays businesses during 2009.

Barclays continues to actively manage its businesses to mitigate this risk and address these challenges and there have been no material changes to the risk management processes as described in the Risk Management section of our Annual Report and Accounts for the year ended 31st December 2008.

Pages 29 to 62 of this Results Announcement provide details with respect to Barclays risk exposures:

•

Pages 29 to 58 provide an analysis of the key credit risks faced by Barclays across a number of asset classes and businesses, referencing significant portfolios and including summary measures of asset quality. Additional information referenced in this section is to be found in the notes to the financial statements. Further information on the detail within this section is as follows:

•	Analysis of total assets by valuation basis and underlying asset class (pages 29 to 30)

•

Detailed disclosures and analysis of Barclays Capital’s credit market assets by asset class, covering current exposures, losses in the year, sales and paydowns, foreign exchange movements and, where appropriate, details of collateral held, geographic spread, vintage and credit quality (pages 31 to 42)

•	Quality of loans and advances to banks and customers with further information being provided on:

•	Loans and advances, impairment charges and segmental analyses (pages 43 to 46)

•	Potential Credit Risk Loans and Coverage Ratios (pages 47 to 48)

•	Wholesale Credit Risk (pages 49 to 52)

•	Retail Credit Risk (pages 53 to 55)

•	Statistical measure of credit losses using expected loss (pages 56 to 57)

•	Analysis of the credit quality of debt and similar securities, other than loans held within Barclays (page 58)

•	Pages 59 to 60 provide an analysis of market risk and, in particular, Barclays Capital’s DVaR

•

Pages 61 to 62 set out the key measures of liquidity risk, including the Group liquidity pool, GRCB and Barclays Wealth funding, Barclays Capital funding and commentary on unsecured and secured funding

Barclays is also affected by legal risk and regulatory compliance risk through the extensive range of legal obligations, regulations and codes in force in the territories in which Barclays operates. The principal uncertainties regarding these risks are further discussed on pages 81 to 82.

Barclays PLC - 2009 Results	28

Risk Management

Analysis of Total Assets

		Accounting Basis
Assets as at 31.12.09	Total Assets	Fair Value	Cost Based Measure
	£m	£m	£m
Cash and balances at central banks	81,483	—	81,483

Items in the course of collection from other banks	1,593	—	1,593

Treasury & other eligible bills	9,926	9,926	—
Debt securities	116,594	116,594	—
Equity securities	19,602	19,602	—
Traded loans	2,962	2,962	—
Commodities[6]	2,260	2,260	—
Trading portfolio assets	151,344	151,344	—

Financial assets designated at fair value
Loans and advances	22,390	22,390	—
Debt securities	4,007	4,007	—
Equity securities	6,256	6,256	—
Other financial assets[7]	8,658	8,658	—
Held for own account	41,311	41,311	—

Held in respect of linked liabilities to customers under investment contracts[8]	1,257	1,257	—

Derivative financial instruments	416,815	416,815	—

Loans and advances to banks	41,135	—	41,135

Loans and advances to customers	420,224	—	420,224

Debt securities	43,888	43,888	—
Equity securities	6,676	6,676	—
Treasury & other eligible bills	5,919	5,919	—
Available for sale financial instruments	56,483	56,483	—

Reverse repurchase agreements and cash collateral on securities borrowed	143,431	—	143,431

Other assets	23,853	1,207	22,646

Total assets as at 31.12.09	1,378,929	668,417	710,512

Total assets as at 31.12.08	2,052,980	1,356,614	696,366

1	Further analysis of loans and advances is on pages 43 to 57.
2	Further analysis of debt securities and other bills is on page 58.
3	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.
4	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Barclays PLC - 2009 Results	29

Risk Management

Analysis of Total Assets						Sub Analysis
Derivatives	Loans and Advances[1]	Debt Securities and Other Bills[2]	Reverse Repurchase Agreements[3]	Equity Securities[4]	Other	Credit Market Assets[5]
£m	£m	£m	£m	£m	£m	£m
—	—	—	—	—	81,483	—
—	—	—	—	—	1,593	—
—	—	9,926	—	—	—	—
—	—	116,594	—	—	—	1,186
—	—	—	—	19,602	—	—
—	2,962	—	—	—	—	—
—	—	—	—	—	2,260	—
—	2,962	126,520	—	19,602	2,260	1,186

—	22,390	—	—	—	—	6,941
—	—	4,007	—	—	—	—
—	—	—	—	6,256	—	—
—	557	—	7,757	—	344	—
—	22,947	4,007	7,757	6,256	344	6,941
—	—	—	—	—	1,257	—
416,815	—	—	—	—	—	2,304
—	41,135	—	—	—	—	—
—	420,224	—	—	—	—	15,186
—	—	43,888	—	—	—	535
—	—	—	—	6,676	—	—
—	—	5,919	—	—	—	—
—	—	49,807	—	6,676	—	535
—	—	—	143,431	—	—	—
—	—	—	—	—	23,853	1,200
416,815	487,268	180,334	151,188	32,534	110,790	27,352
984,802	542,118	224,692	137,637	39,173	124,558	41,208

5	Further analysis of Barclays Capital credit market exposures is on pages 33 to 42. Undrawn commitments of £257m (2008: £531m) are off-balance sheet and therefore not included in the table above. This is a change in presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.
6	Commodities primarily consists of physical inventory positions.
7	These instruments consist primarily of loans with embedded derivatives and reverse repurchase agreements designated at fair value.
8	Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Barclays PLC - 2009 Results	30

Risk Management

Analysis of Barclays Capital Credit Market Assets by Asset Class

	As at 31.12.09 £m	ABS CDO Super Senior £m	Other US Sub-prime £m	Alt-A £m	RMBS Monoline Wrapped US RMBS £m

Debt securities	1,186	—	3	323	—
Trading portfolio assets	1,186	—	3	323	—

Loans and advances	6,941	—	52	—	—
Financial assets designated at fair value	6,941	—	52	—	—

Derivative financial instruments	2,304	—	244	211	6

Loans and advances to customers	15,186	1,931	24	—	—

Debt securities	535	—	209	326	—
Available for sale financial instruments	535	—	209	326	—

Other assets	1,200	—	—	—	—

Assets as at 31.12.09	27,352	1,931	532	860	6

Assets as at 31.12.08	41,208	3,104	3,441	4,288	1,639

1	Further analysis of Barclays Capital credit market exposures is on pages 33 to 42. Undrawn commitments of £257m (2008: £531m) are off-balance sheet and therefore not included in the table above. This is a change in presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.

Barclays PLC - 2009 Results	31

Risk Management

Commercial Real Estate Loans	Commercial Real Estate Properties	Commercial Mortgage Backed Securities	Monoline Wrapped CMBS	Leveraged Finance[1]	SIVs and SIV-lites	CDPCs	Monoline Wrapped CLO and Other	Loan to Protium
£m	£m	£m	£m	£m	£m	£m	£m	£m
—	—	860	—	—	—	—	—	—
—	—	860	—	—	—	—	—	—
6,534	—	—	—	—	355	—	—	—
6,534	—	—	—	—	355	—	—	—

—	—	(389)	30	—	53	23	2,126	—
—	—	—	—	5,250	122	—	—	7,859
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—

—	1,200	—	—	—	—	—	—	—

6,534	1,200	471	30	5,250	530	23	2,126	7,859

11,578	—	735	1,854	8,517	963	150	4,939	—

Barclays PLC - 2009 Results	32

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures as at 31st December 2009 primarily relate to commercial real estate and leveraged finance. These include positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.

The balances at and gross writedowns to 31st December 2009 are set out by asset class below:

						Year Ended 31.12.09
US Residential Mortgages	Notes	As at 31.12.09	As at 31.12.08	As at 31.12.09	As at 31.12.08	Fair Value Losses	Impair- ment Charge	Gross Losses
		$m1	$m1	£m1	£m1	£m	£m	£m
ABS CDO Super Senior	A1	3,127	4,526	1,931	3,104	—	714	714
Other US sub-prime & Alt-A	A2	2,254	11,269	1,392	7,729	531	555	1,086
Monoline wrapped US RMBS	A3	9	2,389	6	1,639	282	—	282

Commercial Mortgages
Commercial real estate loans and properties	B1	12,525	16,882	7,734	11,578	2,466	—	2,466
Commercial mortgage-backed securities	B1	762	1,072	471	735	44	—	44
Monoline wrapped CMBS	B2	49	2,703	30	1,854	497	—	497

Other Credit Market
Leveraged Finance[2]	C1	8,919	13,193	5,507	9,048	—	396	396
SIVs, SIV-Lites and CDPCs	C2	896	1,622	553	1,113	69	4	73
Monoline wrapped CLO and other	C3	3,443	7,202	2,126	4,939	528	—	528
Total exposures		31,984	60,858	19,750	41,739
Total gross writedowns						4,417	1,669	6,086
Loan to Protium	D	12,727	—	7,859	—

During the year ended 31st December 2009, these positions have been reduced by £14,130m to £27,609m (31st December 2008: £41,739m), including net sales and paydowns of £6,590m, gross writedowns of £6,086m and a decrease of £4,226m due to currency and other movements. In addition, on 16th September 2009, £5,087m credit market assets and £2,367m other assets were sold to Protium Finance LP, funded by a £7,669m loan extended by Barclays. The loan balance at 31st December 2009 of £7,859m includes accrued interest.

In the year ended 31st December 2009, gross writedowns comprised £4,417m (2008: £6,290m) of fair value losses through income and £1,669m (2008: £1,763m) of impairment charges. Gross writedowns included £2,082m (2008: £5,584m) against US residential mortgage positions, £3,007m (2008: £1,488m) against commercial mortgage positions, and £997m (2008: £981m) against other credit market positions.

1	As the majority of positions are denominated in US Dollars, the positions above are shown in both US Dollars and Sterling.
2	Includes undrawn commitments of £257m (2008: £531m).

Barclays PLC - 2009 Results	33

Risk Management

A.	US Residential Mortgages

A1.	ABS CDO Super Senior

	As at 31.12.09 Total £m	As at 31.12.08 Total £m	As at 31.12.09 Marks[1] %	As at 31.12.08 Marks[1] %
2005 and earlier	1,048	1,226	77%	90%
2006	422	471	7%	37%
2007 and 2008	22	25	34%	69%
Sub-prime	1,492	1,722	57%	75%
2005 and earlier	761	891	43%	77%
2006	230	269	59%	75%
2007 and 2008	55	62	14%	37%
Alt-A	1,046	1,222	45%	74%

Prime	421	520	83%	100%
RMBS CDO	351	402	6%	—
Sub-prime second lien	110	127	—	—
Total US RMBS	3,420	3,993	49%	68%
CMBS	37	44	89%	100%
Non-RMBS CDO	400	453	35%	56%
CLOs	32	35	100%	100%
Other ABS	37	51	100%	100%
Total Other ABS	506	583	48%	66%
Total notional collateral	3,926	4,576
Subordination	(385)	(459)
Gross exposure pre-impairment	3,541	4,117
Impairment allowances	(1,610)	(1,013)
Total	1,931	3,104	49%	68%

ABS CDO Super Senior positions at 31st December 2009 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables (31st December 2008: five facilities).

During the year, ABS CDO Super Senior positions reduced by £1,173m to £1,931m (31st December 2008: £3,104m). Positions are stated after writedowns and charges of £714m incurred in 2009 (2008: £1,461m). There was a decline of £290m resulting from depreciation in the value of the US Dollar against Sterling and amortisation of £169m in the year.

1	Marks above reflect the gross positions after impairment and subordination.

Barclays PLC - 2009 Results	34

Risk Management

A2.	Other US Sub-Prime and Alt-A

Other US Sub-prime	As at 31.12.09 £m	As at 31.12.08 £m	Marks at 31.12.09%	Marks at 31.12.08%
Whole loans	—	1,565	—	72%

Sub-prime securities (net of hedges)	212	929	38%	25%
Other positions with underlying sub-prime collateral:
– Derivatives	244	643	96%	87%
– Loans	76	195	22%	70%
– Real Estate	—	109	—	46%
Total Other US Sub-Prime	532	3,441

Alt-A
Whole Loans	—	776	—	67%
Alt-A Securities	649	3,112	40%	16%
Residuals	—	2	—	6%
Derivative positions with underlying Alt-A collateral	211	398	99%	100%
Total	860	4,288

Total Other US Sub-Prime and Alt-A	1,392	7,729

The majority of Other US sub-prime and Alt-A positions are measured at fair value through profit and loss. The balance reduced by £6,337m to £1,392m (31st December 2008: £7,729m), driven by the Protium sale of £2,319m, other net sales, paydowns and other movements of £2,398m and gross losses of £1,086m. Depreciation of the US Dollar against Sterling resulted in a decline of £534m.

Counterparty derivative positions relating to vehicles which hold sub-prime collateral was £455m (31st December 2008: £1,041m). These positions largely comprise the most senior obligation of the vehicles.

Barclays PLC - 2009 Results	35

Risk Management

A3.	US Residential Mortgage Backed Securities Wrapped by Monoline Insurers

The table below shows RMBS assets where Barclays Capital held protection from monoline insurers at 31st December 2009. These are measured at fair value through profit and loss.

By rating of the monoline As at 31.12.09	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m
Non-investment grade	56	6	50	(44)	6
Total	56	6	50	(44)	6

As at 31.12.08
A/BBB	2,567	492	2,075	(473)	1,602
Non-investment grade	74	8	66	(29)	37
Total	2,641	500	2,141	(502)	1,639

The balance reduced by £1,633m to £6m (31st December 2008: £1,639m), reflecting the Protium sale of £1,164m, a credit valuation adjustment of £282m, and currency and other movements of £187m.

Barclays would review claims in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the year.

The notional value of the assets split by the rating of the underlying asset is shown below.

	As at 31.12.09			As at 31.12.08
By Rating of Underlying Asset	A/BBB £m	Non- Investment Grade £m	Total £m	AAA/AA £m	A/BBB £m	Non- Investment Grade £m	Total £m
2005 and earlier	—	—	—	143	—	—	143
2006	—	—	—	—	—	1,240	1,240
2007 and 2008	—	—	—	—	—	510	510
High Grade	—	—	—	143	—	1,750	1,893
Mezzanine - 2005 and earlier	—	56	56	31	330	338	699
CDO[2] - 2005 and earlier	—	—	—	—	—	49	49
US RMBS	—	56	56	174	330	2,137	2,641

Barclays PLC - 2009 Results	36

Risk Management

B. Commercial Mortgages

B1. Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages held at fair value include commercial real estate loans of £6,534m (31st December 2008: £11,578m), commercial real estate properties of £1,200m (31st December 2008: £nil), and commercial mortgage-backed securities of £471m (31st December 2008: £735m).

Commercial Real Estate Loans and Properties

In the year ended 31st December 2009, the commercial real estate loans and properties balance reduced by £3,844m to £7,734m (31st December 2008: £11,578m). There were gross losses of £2,466m, of which £1,541m related to the US, £843m to UK and Europe, and £82m to Asia. There were gross sales and paydowns of £661m comprising £345m in the UK and Europe, £307m in the US, and £9m in Asia, and currency and other movements of £717m.

The commercial real estate loan balances comprised 51% UK and Europe, 44% US and 5% Asia.

One large transaction comprises 25% of the total US commercial real estate loan balance. The remaining 75% of the US balance comprises 64 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.2 years (31st December 2008: 1.4 years).

The UK and Europe portfolio is well diversified with 56 transactions at 31st December 2009. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 83% of the portfolio. 50% of the German balance relates to one transaction secured on residential assets.

Commercial Real Estate Loans by Region	As at 31.12.09 £m	As at 31.12.08 £m	Marks at 31.12.09%	Marks at 31.12.08%
US	2,852	6,329	62%	88%
Germany	1,959	2,467	84%	95%
Sweden	201	265	81%	96%
France	189	270	70%	94%
Switzerland	141	176	85%	97%
Spain	72	106	56%	92%
Other Europe	370	677	57%	90%
UK	429	831	61%	89%
Asia	321	457	77%	97%
Total	6,534	11,578

	As at 31.12.09						As at 31.12.08
Commercial Real Estate Loans by Industry	US £m	Germany £m	Other Europe £m	UK £m	Asia £m	Total £m	Total £m
Residential	1,132	1,053	—	152	102	2,439	3,582
Office	372	251	557	79	79	1,338	3,656
Hotels	614	—	223	8	1	846	1,633
Retail	54	507	73	30	73	737	957
Industrial	383	105	103	20	11	622	887
Leisure	—	—	—	140	—	140	233
Land	128	—	—	—	—	128	232
Mixed/Others	169	43	17	—	55	284	398
Total	2,852	1,959	973	429	321	6,534	11,578

Barclays PLC - 2009 Results	37

Risk Management

Commercial Real Estate Properties by Industry	As at 31.12.09	As at 31.12.08
	£m	£m
Residential	56	—
Office	927	—
Hotels	126	—
Industrial	25	—
Leisure	33	—
Land	31	—
Mixed/Others	2	—
Total	1,200	—

Included within the commercial real estate properties balance are properties held by Crescent Real Estate Holdings LLC (Crescent) with a carrying value of £1,001m. On 19th November 2009, Barclays Capital assumed ownership of Crescent following the completion of a debt restructuring transaction.

Commercial Mortgage Backed Securities

	As at 31.12.09	As at 31.12.08	Marks[1] at 31.12.09	Marks[1] at 31.12.08
	£m	£m	%	%
Commercial Mortgage Backed Securities (Net of Hedges)	471	735	20%	21%

B2. CMBS Wrapped by Monoline Insurers

The table below shows commercial mortgage backed security assets where Barclays Capital held protection from monoline insurers at 31st December 2009. These are measured at fair value through profit and loss.

By Rating of the Monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 31.12.09	£m	£m	£m	£m	£m
AAA/AA	54	21	33	(3)	30
Non-investment grade	383	160	223	(223)	—
Total	437	181	256	(226)	30

As at 31.12.08
AAA/AA	69	27	42	(4)	38
A/BBB	3,258	1,301	1,957	(320)	1,637
Non-investment grade	425	181	244	(65)	179
Total	3,752	1,509	2,243	(389)	1,854

The balance reduced by £1,824m to £30m (31st December 2008: £1,854m), reflecting the Protium sale of £1,208m, a credit valuation adjustment of £497m, and currency and other movements of £119m.

Claims would become due in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the year.

The notional value of the assets split by the current rating of the underlying asset is shown below.

	As at 31.12.09			As at 31.12.08
By Rating of Underlying Asset	AAA/AA £m	A/BBB £m	Total £m	AAA/AA £m	Total £m
2005 and earlier	—	—	—	437	437
2006	54	—	54	613	613
2007 and 2008	—	383	383	2,702	2,702
CMBS	54	383	437	3,752	3,752

1	Marks are based on gross collateral.

Barclays PLC - 2009 Results	38

Risk Management

C. Other Credit Market

C1. Leveraged Finance

	As at	As at
Leveraged Finance Loans by Region	31.12.09 £m	31.12.08 £m
UK	4,530	4,519
Europe	1,051	1,291
Asia	165	140
US	35	3,213
Total lending and commitments	5,781	9,163
Impairment	(274)	(115)
Net lending and commitments at period end[1]	5,507	9,048

Leveraged finance loans are classified within loans and advances and are stated at amortised cost less impairment. The table above includes certain loan facilities originated prior to 1st July 2007, the start of the dislocation in the credit market2.

At 31st December 2009, net lending and commitments reduced £3,541m to £5,507m (31st December 2008: £9,048m), following a repayment of £3,056m at par in January 2009, impairment of £396m, and other movements of £89m.

The overall credit performance of the assets remained satisfactory with the majority of the portfolio performing to plan or in line with original stress tolerances. There were a small number of deteriorating positions on which higher impairment was charged.

C2. SIVs, SIV-Lites and CDPCs

SIV and SIV-lite positions comprise liquidity facilities and derivatives. At 31st December 2009 SIVs and SIV-Lites positions reduced by £433m to £530m (31st December 2008: £963m) with a reduced number of counterparties. There were £72m of gross writedowns in the year.

Credit Derivative Product Companies (CDPCs) positions at 31st December 2009 reduced by £127m to £23m (31st December 2008: £150m).

1	Includes undrawn commitments of £257m (2008: £531m).
2	This is a change of presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.

Barclays PLC - 2009 Results	39

Risk Management

C3.	CLO and Other Assets Wrapped by Monoline Insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 31st December 2009.

By Rating of the Monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 31.12.09	£m	£m	£m	£m	£m
AAA/AA	7,336	5,731	1,605	(91)	1,514
A/BBB	—	—	—	—	—
Non-investment grade:
Fair value through profit and loss	1,052	824	228	(175)	53
Loans and receivables	9,116	7,994	1,122	(563)	559
Total	17,504	14,549	2,955	(829)	2,126

As at 31.12.08
AAA/AA	8,281	5,854	2,427	(55)	2,372
A/BBB	6,446	4,808	1,638	(204)	1,434
Non-investment grade	6,148	4,441	1,707	(574)	1,133
Total	20,875	15,103	5,772	(833)	4,939

The balance reduced by £2,813m to £2,126m (31st December 2008: £4,939m), reflecting increases in the fair value of the underlying assets of £1,321m, credit valuation adjustments of £528m, the Protium sale of £396m, and currency and other movements of £568m.

Claims would become due in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the year.

On 25th November 2009, £8,027m of the CLO assets wrapped by non-investment grade rated monolines were reclassified to loans and receivables (as discussed in Note 18). At 31st December 2009, the fair value of the transferred assets was £7,994m and the net exposure to monoline insurers was £559m. The remaining non-investment grade exposure continues to be measured at fair value through profit and loss.

The notional value of the assets split by the current rating of the underlying asset is shown below.

By Rating of the Underlying Asset

	As at 31.12.09						As at 31.12.08
	AAA/AA	AAA/AA	A/BBB	A/BBB	Non- investment Grade	Total	AAA/AA	A/BBB	Total
	Fair Value £m	Loans and Receivables £m	Fair Value £m	Loans and Receivables £m	Fair Value £m	£m	Fair Value £m	Fair Value £m	£m
2005 and earlier	1,518	2,209	294	815	—	4,836	6,037	—	6,037
2006	1,972	2,952	—	458	—	5,382	5,894	—	5,894
2007 and 2008	2,452	2,199	548	483	—	5,682	6,295	—	6,295
CLOs	5,942	7,360	842	1,756	—	15,900	18,226	—	18,226
2005 and earlier	—	—	55	—	55	110	862	—	862
2006	118	—	90	—	125	333	535	—	535
2007 and 2008	441	—	—	—	720	1,161	785	467	1,252
Other	559	—	145	—	900	1,604	2,182	467	2,649
Total	6,501	7,360	987	1,756	900	17,504	20,408	467	20,875

Barclays PLC - 2009 Results	40

Risk Management

D.	Protium

On 16th September 2009, Barclays Capital sold assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund. The impact of the sale on each class of credit market asset is detailed in each relevant category in sections A to C.

As part of the transaction, Barclays extended a £7,669m 10 year loan to Protium Finance LP. The principal terms of the loan are as follows:

•	The loan has a final maturity of ten years, with a commercial rate of return fixed at USD LIBOR plus 2.75% (expected to amount to a cumulative total of US$3.9bn)

•	Protium is obliged to pay principal and interest equal to the amount of available cash generated by the Fund after payment of Fund expenses and certain payments to the Fund’s partners

•	The loan is secured by a charge over the assets of Protium

The loan is classified as loans and receivables. The difference between the size of the loan and assets sold relates to cash and US Treasuries held by Protium. The increase in the loan balance between 16th September 2009 and 31st December 2009 reflects accrued interest which was received from Protium in January 2010.

The fair value of assets sold to Protium is set out below. The balances at 31st December 2009 include cash realised from subsequent sales and paydowns.

US Residential Mortgages	As at 31.12.09 $m	As at 16.09.09 $m	As at 30.06.09 $m	As at 31.12.09 £m	As at 16.09.09 £m	As at 30.06.09 £m
Other US sub-prime whole loans and real estate	1,038	1,124	1,256	641	682	764
Other US sub-prime securities	578	513	508	357	311	309
Total other US sub-prime	1,616	1,637	1,764	998	993	1,073
Alt-A	2,112	2,185	2,342	1,304	1,326	1,424
Monoline wrapped US RMBS	1,447	1,919	2,081	893	1,164	1,266

Commercial Mortgages
Monoline wrapped CMBS	1,378	1,991	2,450	851	1,208	1,490

Other Credit Market
Monoline wrapped CLO and other	475	652	752	294	396	457
Credit market related exposure	7,028	8,384	9,389	4,340	5,087	5,710

Fair value of underlying assets wrapped by monoline insurers	4,095	3,592	2,728	2,529	2,179	1,659
Other assets	1,230	309	285	759	188	173
Total	12,353	12,285	12,402	7,628	7,454	7,542
Loan to Protium	12,727	12,641	—	7,859	7,669	—

Barclays PLC - 2009 Results	41

Risk Management

E.	Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

From 30th September 2007 to 30th June 2009, Barclays credit default swap spreads were used to calculate the carrying amount of issued notes, since there were insufficient observable own credit spreads through secondary trading prices in Barclays issued bonds. From 1st July 2009, the carrying amount of issued notes has been calculated using credit spreads derived from secondary trading in Barclays issued bonds.

At 31st December 2009, the own credit adjustment arose from the fair valuation of £61.5bn of Barclays Capital structured notes (31st December 2008: £54.5bn). Barclays credit spreads improved during 2009, leading to a loss of £1,820m (2008: gain £1,663m) from the fair value of changes in own credit.

Barclays Capital also uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 31st December 2009, cumulative adjustments of £307m (31st December 2008: £1,176m) were netted against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

Barclays PLC - 2009 Results	42

Risk Management

Credit Risk

Loans and Advances to Customers and Banks

Total loans and advances to customers and banks net of impairment allowance fell 10% to £487,268m (31st December 2008: £542,118m). Loans and advances at amortised cost were £461,359m (31st December 2008: £509,522m) and loans and advances at fair value were £25,909m (31st December 2008: £32,596m).

Total loans and advances to customers and banks gross of impairment allowances fell by £43,941m (9%) to £472,155m (31st December 2008: £516,096m) due to an 18% reduction in the wholesale portfolios, principally in:

•

Barclays Capital, due to a decrease in the cash collateral held against derivative trades, a reduction in non-UK lending and a decrease in the value of other currencies relative to Sterling. This was partially offset by increases in lending due to restructuring of credit market assets and a reclassification of previously held for trading assets to loans and advances; and

•	Barclays Commercial Bank, due to reduced customer demand

This was partially offset by a rise in loans and advances to customers across the majority of retail business units, notably in UK Retail Bank due to growth in the UK Home Finance portfolio.

Loans and Advances at Amortised Cost

As at 31.12.09	Gross Loans & Advances £m	Impairment Allowance £m	Loans & Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans & Advances %	Impairment Charge £m	Loan Loss Rates bp
Wholesale - customers	218,110	4,604	213,506	10,990	5.0%	3,430	157
Wholesale - banks	41,196	61	41,135	57	0.1%	11	3
Total wholesale	259,306	4,665	254,641	11,047	4.3%	3,441	133

Retail - customers	212,849	6,131	206,718	11,341	5.3%	3,917	184
Total retail	212,849	6,131	206,718	11,341	5.3%	3,917	184
Total	472,155	10,796	461,359	22,388	4.7%	7,358	156

As at 31.12.08
Wholesale - customers	266,750	2,784	263,966	8,144	3.1%	2,540	95
Wholesale - banks	47,758	51	47,707	48	0.1%	40	8
Total wholesale	314,508	2,835	311,673	8,192	2.6%	2,580	82

Retail - customers	201,588	3,739	197,849	7,508	3.7%	2,333	116
Total retail	201,588	3,739	197,849	7,508	3.7%	2,333	116
Total	516,096	6,574	509,522	15,700	3.0%	4,913	95

Barclays PLC - 2009 Results	43

Risk Management

Impairment Charges

Impairment charges on loans and advances increased 50% (£2,445m) to £7,358m (2008: £4,913m). The increase was primarily due to economic deterioration and portfolio maturation, currency movements and methodology enhancements, partially offset by a contraction in loan balances. As a result of this increase in impairment and the fall in loans and advances, the impairment charges as a percentage of period end Group total loans and advances increased to 156bps (31st December 2008: 95bps). When measured against constant 2008 year-end loans and advances balances and impairment at average 2008 foreign exchange rates, the loan loss rate for the period was 135bps.

The impairment charge in Global Retail and Commercial Banking increased by 85% (£2,473m) to £5,395m (2008: £2,922m) as charges rose in all portfolios, reflecting deteriorating credit conditions across all regions. The loan loss rate for 2009 was 185bps (2008: 99bps).

In Investment Banking and Investment Management, impairment was broadly unchanged at £1,949m (2008: £1,980m). The loan loss rate for 2009 was 109bps (2008: 90bps).

The impairment charge against available for sale assets and reverse repurchase agreements increased by 41% (£207m) to £713m (2008: £506m), driven by impairment against credit market exposures.

Impairment Charges and Other Credit Provisions

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Impairment charges on loans and advances	7,330	4,584
Charges in respect of undrawn facilities and guarantees	28	329
Impairment charges on loans and advances	7,358	4,913
Impairment charges on reverse repurchase agreements	43	124
Impairment charges on available for sale assets	670	382
Impairment charges and other credit provisions	8,071	5,419

Barclays PLC - 2009 Results	44

Risk Management

Impairment Charges by Business

Year Ended 31.12.2009	Loans and advances £m	Available for sale assets £m	Reverse repurchase agreements £m	Total £m
Global Retail and Commercial Banking	5,395	18	—	5,413
UK Retail Banking	936	—	—	936
Barclays Commercial Bank	960	14	—	974
Barclaycard	1,798	—	—	1,798
GRCB - Western Europe	663	4	—	667
GRCB - Emerging Markets	471	—	—	471
GRCB - Absa	567	—	—	567
Investment Banking and Investment Management	1,949	650	43	2,642
Barclays Capital[1]	1,898	650	43	2,591
Barclays Wealth	51	—	—	51
Head Office Functions and Other Operations	14	2	—	16
Total impairment charges	7,358	670	43	8,071

Year Ended 31.12.2008
Global Retail and Commercial Banking	2,922	—	—	2,922
UK Retail Banking	602	—	—	602
Barclays Commercial Bank	414	—	—	414
Barclaycard	1,097	—	—	1,097
GRCB - Western Europe	297	—	—	297
GRCB - Emerging Markets	165	—	—	165
GRCB - Absa	347	—	—	347
Investment Banking and Investment Management	1,980	363	124	2,467
Barclays Capital[1]	1,936	363	124	2,423
Barclays Wealth	44	—	—	44
Head Office Functions and Other Operations	11	19	—	30
Total impairment charges	4,913	382	124	5,419

1	Credit market related impairment charges within Barclays Capital comprised £1,205m (2008: £1,517m) against loans and advances, £464m (2008: £192m) against available for sale assets and £nil (2008: £54m) against reverse repurchase agreements.

Barclays PLC - 2009 Results	45

Risk Management

Gross Loans and Advances at Amortised Cost by Geographical Area and Industry Sector

As at 31.12.09	United Kingdom	Other European Union	United States	Africa	Rest of the World	Total
	£m	£m	£m	£m	£m	£m
Financial institutions	26,687	26,977	59,212	4,365	15,369	132,610
Agriculture, forestry and fishing	2,192	187	1	1,936	5	4,321
Manufacturing	8,549	5,754	797	1,419	2,336	18,855
Construction	3,544	1,610	7	903	239	6,303
Property	13,514	4,224	428	4,154	1,148	23,468
Government	913	770	360	3,072	4,111	9,226
Energy and water	2,447	3,882	2,336	158	1,912	10,735
Wholesale and retail distribution and leisure	12,792	2,428	720	1,789	2,017	19,746
Transport	2,784	1,905	383	368	1,844	7,284
Postal and communications	1,098	649	355	715	610	3,427
Business and other services	16,577	4,878	1,721	4,319	2,782	30,277
Home loans	90,903	35,752	19	22,057	1,007	149,738
Other personal	27,687	7,403	7,410	964	1,507	44,971
Finance lease receivables	3,021	2,636	318	5,018	201	11,194
Total loans and advances to customers and banks	212,708	99,055	74,067	51,237	35,088	472,155

As at 31.12.08
Financial institutions	32,982	26,081	68,825	4,017	26,927	158,832
Agriculture, forestry and fishing	2,245	216	—	817	3	3,281
Manufacturing	11,340	8,700	2,171	1,082	3,081	26,374
Construction	4,278	1,786	21	2,053	101	8,239
Property	12,091	4,814	549	3,485	1,216	22,155
Government	661	1,826	1,133	1,869	2,807	8,296
Energy and water	3,040	5,313	3,085	118	2,545	14,101
Wholesale and retail distribution and leisure	14,421	2,653	1,165	1,012	957	20,208
Transport	3,467	2,603	415	739	1,388	8,612
Postal and communications	1,491	962	3,343	293	1,179	7,268
Business and other services	19,589	5,490	2,279	4,699	5,316	37,373
Home loans	85,672	34,451	28	19,036	979	140,166
Other personal	28,362	6,440	7,691	3,069	2,743	48,305
Finance lease receivables	3,911	3,328	298	5,130	219	12,886
Total loans and advances to customers and banks	223,550	104,663	91,003	47,419	49,461	516,096

Barclays PLC - 2009 Results	46

Risk Management

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08
	£m	£m	£m	£m	£m	£m
Home Loans	3,604	2,528	135	267	3,739	2,795
Unsecured and Other	7,737	4,980	559	230	8,296	5,210
Retail	11,341	7,508	694	497	12,035	8,005

Corporate/Wholesale	11,047	8,192	2,674	1,959	13,721	10,151
Group	22,388	15,700	3,368	2,456	25,756	18,156

	Impairment Allowance		CRL Coverage		PCRL Coverage
Home Loans	639	321	17.7%	12.7%	17.1%	11.5%
Unsecured and Other	5,492	3,418	71.0%	68.6%	66.2%	65.6%
Retail	6,131	3,739	54.1%	49.8%	50.9%	46.7%

Corporate/Wholesale	4,665	2,835	42.2%	34.6%	34.0%	27.9%
Group	10,796	6,574	48.2%	41.9%	41.9%	36.2%

Credit Risk Loans

The Group’s Credit Risk Loans (CRLs) rose 43% to £22,388m (31st December 2008: £15,700m) in 2009. Balances were higher across Retail Home Loans, Retail Unsecured and Other and Corporate and Wholesale exposures reflecting the deterioration in credit conditions in the past year across Barclays areas of operations. The most notable increases were in the international businesses in Global Retail and Commercial Banking, with GRCB - Western Europe increasing the most as credit conditions deteriorated in Spain, Italy and Portugal. However, the rate of increase to the Group numbers has fallen during each quarter of 2009 from 17% in Q1 09 to 5% in Q4 09.

CRLs in Retail Home Loans increased by £1,076m (43%) to £3,604m (31st December 2008: £2,528m) and in Retail Unsecured and Other portfolios by £2,757m (55%) to £7,737m (31st December 2008: £4,980m) as credit conditions deteriorated and arrears balances rose in a number of regions, notably in: Absa Home Finance and Cards, GRCB - Western Europe, particularly in Spain and Italy; Barclaycard US cards; and in UK Retail Banking unsecured lending. CRLs also increased in GRCB - Western Europe following the purchase of the Citigroup cards portfolio in Portugal in December 2009.

CRLs in the Corporate and Wholesale portfolios rose 35% to £11,047m (31st December 2008: £8,192m). CRL balances were higher in all businesses, as economic conditions led to deterioration across default grades and a rise in impairment in most wholesale portfolios. The largest increases were in GRCB - Western Europe, Barclays Capital and Barclays Commercial Bank.

Potential Problem Loans

Balances within the Group’s Potential Problem Loans (PPLs) category rose by 37% to £3,368m (31st December 2008: £2,456m). The principal movements were in the Corporate and Wholesale portfolios, where PPLs rose £715m to £2,674m (31st December 2008: £1,959m). PPL balances increased in the retail portfolios to £694m (31st December 2008: £497m) as balances increased in the Retail Unsecured and Other portfolios. This was partially offset by a fall in PPL balances in Retail Home Loans.

Barclays PLC - 2009 Results	47

Risk Management

Potential Credit Risk Loans

As a result of the increases in CRLs and PPLs, Group Potential Credit Risk Loan (PCRL) balances rose 42% to £25,756m (31st December 2008: £18,156m).

PCRL balances rose in Retail Home Loans by 34% to £3,739m (31st December 2008: £2,795m) and in Retail Unsecured and Other portfolios by 59% to £8,296m (31st December 2008: £5,210m) as delinquency rates rose across a number of portfolios, particularly in the UK, US, Spain and South Africa.

Total PCRL balances in the Corporate and Wholesale portfolios increased by 35% to £13,721m (31st December 2008: £10,151m) after a number of customers migrated into the CRL and PPL categories, reflecting higher default probabilities in the deteriorating global wholesale environment.

Impairment Allowances and Coverage Ratios

Impairment allowances increased 64% to £10,796m (31st December 2008: £6,574m), reflecting increases across the majority of businesses as credit conditions deteriorated during the year.

Retail impairment allowances rose by 99% in Retail Home Loans to £639m (31st December 2008: £321m) and by 61% in Retail Unsecured and Other portfolios to £5,492m (31st December 2008: £3,418m). The CRL coverage ratio in Retail Home Loans increased to 17.7% (31st December 2008: 12.7%), and the PCRL coverage ratio increased to 17.1% (31st December 2008: 11.5%). The CRL coverage ratio in Retail Unsecured and Others portfolios increased to 71.0% (31st December 2008: 68.6%). The PCRL coverage ratio increased to 66.2% (31st December 2008: 65.6%).

In the Corporate and Wholesale portfolios, impairment allowances increased 65% to £4,665m (31st December 2008: £2,835m). The CRL coverage ratio rose to 42.2% (31st December 2008: 34.6%), and the PCRL coverage ratio rose to 34.0% (31st December 2008: 27.9%).

The CRL coverage ratios in Retail Home Loans, Retail Unsecured and Other and Corporate and Wholesale portfolios remain within the ranges which are the typical severity rates for these types of products. As a result of the movements across these three portfolios, the Group’s CRL coverage ratio increased to 48.2% (31st December 2008: 41.9%), and its PCRL coverage ratio also increased to 41.9% (31st December 2008: 36.2%).

Barclays PLC - 2009 Results	48

Risk Management

Wholesale Credit Risk

Loans and Advances to customers and banks in the wholesale portfolios decreased by £55,202m (18%) to £259,306m, primarily as a result of a £42,972m (21%) fall in Barclays Capital to £165,624m, due to a decrease in the cash collateral held against derivative trades, a reduction in non-UK lending and a decrease in the value of Sterling relative to other currencies. This was partially offset by increases in lending due to restructuring of credit market assets and a reclassification of previously held for trading assets to loans and advances. Loans and advances fell in Barclays Commercial Bank by £8,064m (12%) to £60,840m, due to reduced customer demand. Balances fell in both GRCB - Western Europe and GRCB - Emerging Markets, which was due, in part, to the depreciation of various currencies across the regions against Sterling. The increase of £1,429m (17%) of balances in GRCB - Absa was due to the appreciation of the Rand against Sterling during 2009. In Rand terms, balances were stable.

In the wholesale portfolios, the impairment charge against loans and advances rose by £861m (33%) to £3,441m (2008: £2,580m) mainly due to increases in:

•	Barclays Commercial Bank, reflecting rising default rates and lower asset values

•

GRCB - Western Europe, reflecting the economic deterioration in Spain which has impacted the commercial, construction and SME portfolios in particular, together with the appreciation of the average value of the Euro against Sterling

•

GRCB - Emerging Markets as credit conditions continued to deteriorate resulting in a small number of higher value single name charges and the appreciation of the average value of a number of currencies against Sterling

Impairment in Barclays Capital of £1,898m (2008: £1,936m) was broadly in line with 2008, as a fall in the impairment charge against credit market exposures was partially offset by a rise in the impairment charge against non-credit market exposures.

The loan loss rate across the Group’s wholesale portfolios for 2009 was 133bps (2008: 82bps), reflecting the rise in impairment and the 18% reduction in wholesale loans and advances.

As we enter 2010, the principal uncertainties relating to the performance of the wholesale portfolios are:

•	The extent and sustainability of economic recovery and asset prices in the UK, US, Spain and South Africa as governments consider how and when to withdraw stimulus packages

•	The potential for single name risk and for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn

•	Possible additional deterioration in our remaining credit market exposures, including commercial real estate and leveraged finance

•	The potential impact of deteriorating sovereign credit quality

Barclays PLC - 2009 Results	49

Risk Management

Wholesale Loans and Advances at Amortised Cost

As at 31.12.09	Gross Loans and Advances	Impairment Allowance	Loans and Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans and Advances	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
BCB	60,840	679	60,161	1,837	3.0%	960	158
Barclaycard	322	4	318	10	3.1%	17	528
GRCB WE	12,690	466	12,224	1,435	11.3%	328	258
GRCB EM	5,228	227	5,001	358	6.8%	140	268
GRCB Absa	10,077	195	9,882	690	6.8%	67	66
Barclays Capital	165,624	3,025	162,599	6,411	3.9%	1,898	115
BGI	5	—	5	—	—	—	—
Barclays Wealth	3,495	43	3,452	179	5.1%	17	49
Head Office	1,025	26	999	127	12.4%	14	137
Total	259,306	4,665	254,641	11,047	4.3%	3,441	133

As at 31.12.08
BCB	68,904	504	68,400	1,181	1.7%	414	60
Barclaycard	301	2	299	20	6.6%	11	365
GRCB WE	15,750	232	15,518	579	3.7%	125	79
GRCB EM	7,233	122	7,111	190	2.6%	36	50
GRCB Absa	8,648	140	8,508	304	3.5%	19	22
Barclays Capital	208,596	1,796	206,800	5,743	2.8%	1,936	93
BGI	834	—	834	—	—	—	—
Barclays Wealth	3,282	28	3,254	174	5.3%	28	85
Head Office	960	11	949	1	0.1%	11	115
Total	314,508	2,835	311,673	8,192	2.6%	2,580	82

Analysis of Wholesale Loans and Advances at Amortised Cost Net of Impairment Allowances

	Corporate		Government		Settlement Balances & Cash Collateral		Other Wholesale		Total Wholesale
Wholesale	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
BCB	59,979	67,741	182	659	—	—	—	—	60,161	68,400
Barclaycard	318	299	—	—	—	—	—	—	318	299
GRCB WE	12,184	15,226	14	32	—	—	26	260	12,224	15,518
GRCB EM	4,044	5,074	170	1,709	—	—	787	328	5,001	7,111
GRCB Absa	8,695	8,480	263	28	—	—	924	—	9,882	8,508
Barclays Capital	49,849	72,796	3,456	3,760	55,672	79,418	53,622	50,826	162,599	206,800
BGI	5	834	—	—	—	—	—	—	5	834
Barclays Wealth[1]	2,818	2,691	162	105	—	—	472	458	3,452	3,254
Head Office	999	949	—	—	—	—	—	—	999	949
Total	138,891	174,090	4,247	6,293	55,672	79,418	55,831	51,872	254,641	311,673

1	2008 Barclays Wealth analysis of Wholesale loans and advances has been reanalysed to reflect changes in the reclassification of assets.

Barclays PLC - 2009 Results	50

Risk Management

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

Loans & Advances to Banks As at 31.12.09	Gross Loans & Advances £m	Impairment Allowance £m	Loans and Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans & Advances %	Impairment Charge £m	Loan Loss Rates bp
Cash collateral and settlement balances	15,893	—	15,893	—	—	—	—
Interbank lending	21,722	61	21,661	57	0.3%	14	6
Loans & Advances to Customers
Corporate and Government lending	54,342	1,037	53,305	2,198	4.0%	1,115	205
ABS CDO Super Senior	3,541	1,610	1,931	3,541	100.0%	714	2,016
Other wholesale lending	30,347	317	30,030	615	2.0%	55	18
Cash collateral and settlement balances	39,779	—	39,779	—	—	—	—
Total	165,624	3,025	162,599	6,411	3.9%	1,898	115

As at 31.12.08
Cash collateral and settlement balances	19,264	—	19,264	—	—	—	—
Interbank lending	24,086	51	24,035	48	0.2%	40	17
Loans & Advances to Customers
Corporate and Government lending	77,042	486	76,556	1,100	1.4%	305	40
ABS CDO Super Senior	4,117	1,013	3,104	4,117	100.0%	1,383	3,359
Other wholesale lending	23,933	246	23,687	478	2.0%	208	87
Cash collateral and settlement balances	60,154	—	60,154	—	—	—	—
Total	208,596	1,796	206,800	5,743	2.8%	1,936	93

Barclays Capital gross wholesale loans and advances at amortised cost decreased 21% to £165,624m (31st December 2008: £208,596m). This was driven by a decrease in the cash collateral held against derivative trades, a reduction in non-UK lending and a depreciation in the value of other currencies relative to Sterling. This was partially offset by increases in lending due to restructuring of credit market assets and a reclassification of previously held for trading assets to loans and advances.

The corporate and government lending portfolio declined 30% to £53,305m (31st December 2008: £76,556m) primarily due to reductions in non-UK lending, a decrease in the value of other currencies relative to Sterling and the repayment of leveraged finance loans.

Included within corporate and government lending and other wholesale lending portfolios are £5,646m (31st December 2008: £7,674m) of loans backed by retail mortgage collateral classified within financial institutions.

Barclays PLC - 2009 Results	51

Risk Management

Loans and Advances Held at Fair Value

	As at 31.12.09 £m	As at1 31.12.08 £m
Government	5,024	5,143
Financial Institutions	3,543	7,354
Transport	177	218
Postal and Communications	179	37
Business and other services	2,793	2,882
Manufacturing	1,561	238
Wholesale and retail distribution and leisure	664	1,110
Construction	237	412
Property	11,490	14,944
Energy and Water	241	258
Total	25,909	32,596

Barclays Capital loans and advances held at fair value were £12,835m (31st December 2008: £19,630m). Included within this balance is £6,941m relating to credit market exposures, the majority of which are commercial real estate loans. The balance of £5,894m primarily comprises financial institutions and manufacturing loans.

Barclays Commercial Bank loans and advances held at fair value split between property, business and services and Government sectors, were £13,074m (31st December 2008: £12,966m). The fair value of these loans and any movements are matched by offsetting fair value movements on hedging instruments.

1	2008 loans and advances held at fair value have been reanalysed to reflect changes in classification of assets.

Barclays PLC - 2009 Results	52

Risk Management

Retail Credit Risk

Loans and advances to customers in the retail portfolios increased by £11,261m (6%) to £212,849m. Balances grew in most businesses with the largest increase in UK Retail Banking, which increased by £4,981m (5%) to £101,064m primarily in the UK Home Finance portfolio. There was modest growth in balances to local businesses but a moderate decline in balances relating to unsecured loans and overdrafts. GRCB - Western Europe increased by £2,517m (6%), which primarily reflected growth in Italy and Portugal following the expansion of the franchise, principally across mortgages and cards. This growth was partially offset by the appreciation of the Euro against Sterling. The increase of £2,611m (11%) of balances in GRCB - Absa was due to the appreciation of the Rand against Sterling during 2009. In Rand terms, balances fell by 3%. Balances in GRCB - Emerging Markets were £483m (12%) lower, in part reflecting movements in Sterling against local currencies.

In the retail portfolios, the impairment charge against loans and advances rose by £1,584m (68%) to £3,917m (2008: £2,333m) as economic conditions, particularly unemployment, deteriorated across all regions. Policy and methodology enhancements, currency movements and portfolio maturation also had an impact. The largest increase was in Barclaycard, which increased by £695m (64%) to £1,781m, mainly driven by higher delinquencies and deteriorating economic conditions in the United Kingdom and the United States as well as portfolio maturation. The increase of £334m (55%) to £936m in UK Retail Banking was primarily due to lower recoveries and policy and methodology enhancements. Impairment charges in GRCB - Western Europe and GRCB - Emerging Markets were impacted by increased delinquency rates as credit conditions deteriorated particularly in Spain and India. Impairment increased in GRCB - Absa as a result of high delinquency levels due to consumer indebtedness and increased debt counselling balances following the enactment of the 2007 National Credit Act.

The loan loss rate across the Group’s retail portfolios for 2009 was 184bps (2008: 116bps).

As we enter 2010, the principal uncertainties relating to the performance of the Group’s retail portfolios are:

•	The extent and sustainability of economic recovery in the UK, US, Spain and South Africa as governments consider how and when to withdraw stimulus packages

•	The dynamics of unemployment in those markets and the impact on delinquency and charge-off rates

•	The speed and extent of possible rises in interest rates in the UK, US and eurozone

•	The possibility of any further falls in residential property prices in the UK, South Africa and Spain

Retail Loans and Advances to Customers at Amortised Cost

As at 31.12.09	Gross Loans & Advances £m	Impairment Allowance £m	Loans & Advances Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross Loans & Advances %	Impairment Charge £m	Loan Loss Rates bp
UKRB	101,064	1,587	99,477	3,108	3.1%	936	93
Barclaycard	29,460	2,670	26,790	3,392	11.5%	1,781	605
GRCB WE	41,514	689	40,825	1,411	3.4%	335	81
GRCB EM	3,521	474	3,047	551	15.6%	331	940
GRCB Absa	27,288	655	26,633	2,573	9.4%	500	183
Barclays Wealth	10,002	56	9,946	306	3.1%	34	34
Total	212,849	6,131	206,718	11,341	5.3%	3,917	184

As at 31.12.08
UKRB	96,083	1,134	94,949	2,403	2.5%	602	63
Barclaycard	29,390	1,677	27,713	2,566	8.7%	1,086	370
GRCB WE	38,997	306	38,691	798	2.0%	172	44
GRCB EM	4,004	187	3,817	175	4.4%	129	322
GRCB Absa	24,677	411	24,266	1,518	6.2%	328	133
Barclays Wealth	8,437	24	8,413	48	0.6%	16	19
Total	201,588	3,739	197,849	7,508	3.7%	2,333	116

Barclays PLC - 2009 Results	53

Risk Management

Analysis of Retail Loans and Advances to Customers at Amortised Cost Net of Impairment Allowances

Total home loans to retail customers rose by £9,254m (7%) to £149,099m (31st December 2008: £139,845m). The UK Home Finance portfolios within UK Retail Banking grew 7% to £87,943m (31st December 2008: £82,303m).

Unsecured retail credit (credit card and unsecured loans) portfolios fell 7% to £37,733m (31st December 2008: £40,437m).

	Home Loans		Cards and Unsecured Loans		Other Retail		Total Retail
	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m	31.12.09 £m	31.12.08 £m
UKRB	87,943	82,303	7,329	8,294	4,205	4,352	99,477	94,949
Barclaycard	—	—	21,564	23,224	5,226	4,489	26,790	27,713
GRCB WE	34,592	33,807	3,513	4,423	2,720	461	40,825	38,691
GRCB EM	452	556	2,502	2,872	93	389	3,047	3,817
GRCB Absa	20,492	18,411	1,003	43	5,138	5,812	26,633	24,266
Barclays Wealth[1]	5,620	4,768	1,822	1,581	2,504	2,064	9,946	8,413
Total	149,099	139,845	37,733	40,437	19,886	17,567	206,718	197,849

Home Loans

The Group’s principal home loans portfolios continued largely to be in the UK Retail Banking Home Finance business (59% of the Group’s total), GRCB – Western Europe (23%) primarily Spain and Italy, and South Africa (14%). The credit quality of the principal home loan portfolios reflected low LTV lending. Using current valuations, the average LTV of the portfolios as at 31st December 2009 was 43% for UK Home Finance (31st December 2008: 40%), 51% for Spain (31st December 2008: 48%) and 42% for South Africa (31st December 2008: 41%). The average LTV for new mortgage business during 2009 at origination was 48% for UK Home Finance (31st December 2008: 47%), 55% for Spain (31st December 2008: 63%) and 53% for South Africa (31st December 2008: 58%). The percentage of balances with an LTV of over 85% based on current values was 14% for UK Home Finance (31st December 2008: 10%), 7% for Spain (31st December 2008: 5%) and 27% for South Africa (31st December 2008: 25%). In the UK, buy-to-let mortgages comprised 6% of the total stock as at 31st December 2009.

Impairment charges rose across the home loans portfolios, reflecting the impact of lower house prices as well as some increases in arrears rates. Three-month arrears as at 31st December 2009 were 1.04% for UK mortgages (31st December 2008: 0.91%), 0.63% for Spain (31st December 2008: 0.51%), as credit conditions deteriorated and 4.07% for South Africa (31st December 2008: 2.11%), due to consumer indebtedness and increased debt counselling balances following the enactment of the National Credit Act.

Repossessions

The number of properties in repossession in UK Home Loans remained very low during 2009. At the end of 2009 there were 196 properties in repossession, 40 higher than the previous year (31st December 2008: 156).

Number of Repossessions in UK Home Finance	As at 31.12.09	As at 31.12.08
Residential and buy-to-let mortgage portfolios	196	156

1	2008 Barclays Wealth analysis of retail loans and advances to customers has been reanalysed to reflect changes in the classification of assets.

Barclays PLC - 2009 Results	54

Risk Management

Home Loans – Distribution of Balances by Loan to Value (Current Valuations)1

	UK		Spain[2]		South Africa[3]
	31.12.09%	31.12.08%	31.12.09%	31.12.08%	31.12.09%	31.12.08%
<= 75%	74.5%	78.3%	83.2%	86.7%	57.8%	60.5%
> 75% & <= 80%	6.3%	6.1%	5.6%	4.8%	7.1%	7.5%
> 80% & <= 85%	5.4%	5.5%	4.4%	3.7%	7.7%	7.2%
> 85% & <= 90%	4.6%	4.5%	3.2%	1.6%	7.6%	7.6%
> 90% & <= 95%	3.4%	2.5%	1.7%	1.3%	7.8%	6.7%
> 95%	5.8%	3.1%	1.9%	1.9%	12.0%	10.5%
Marked to market LTV %	43%	40%	51%	48%	42%	41%
Average LTV on new mortgages	48%	47%	55%	63%	53%	58%

Home Loans – 3 Month Arrears[4]	As at 31.12.09%	As at 31.12.08%
UK	1.04%	0.91%
Spain	0.63%	0.51%
South Africa	4.07%	2.11%

Credit Cards and Unsecured Loans

The Group’s largest card and unsecured loan portfolios are in the UK (56% of Group total). The US cards portfolio accounts for 20% of the total exposure, where Barclaycard’s portfolio is largely prime credit quality (FICO score of 660 or more).

Arrears rates in the UK Cards portfolio rose during the year to 1.79% (31st December 2008: 1.57%), reflecting the impact of the economic downturn. Repayment Plan balances grew to support government initiatives to supply relief to customers experiencing financial difficulty. As a percentage of the portfolio, three-month arrears rates rose during 2009 to 2.74% for UK Loans (31st December 2008: 2.28%) and 3.31% for US Cards (31st December 2008: 2.32%).

Unsecured Lending 3 Month Arrears[5]	As at 31.12.09%	As at 31.12.08%
UK Cards[6]	1.79%	1.57%
UK Loans[7]	2.74%	2.28%
US Cards[8]	3.31%	2.32%

1	Based on the following portfolios: UK: UKRB Residential Mortgages and Buy to Let portfolios; Spain: GRCB - Western Europe Spanish retail home finance portfolio; and South Africa: GRCB - Absa retail home finance portfolio.
2	Spain mark to market methodology as per Bank of Spain requirements.
3	South Africa mark to market methodology will be revised in 2010 to incorporate additional granularity.
4	Defined as total 90 day + delinquent balances as a percentage of outstandings.
5	Defined as total 90 day + delinquent balances as a percentage of outstandings. Includes accounts on repayment plans but excludes the balances in the legal book.
6	UK Cards includes Branded Cards and Goldfish.
7	UK Loans based on Barclayloans and Personal Loans from Barclaycard.
8	Excludes Business Card; December 2009 includes US Airways.

Barclays PLC - 2009 Results	55

Risk Management

Expected Loss

Basel II, introduced in 2008, includes, for those aspects of an entity’s exposures that are on an Internal Ratings Based (IRB) approach, a statistical measure of credit losses known as Expected Loss (EL). EL is an estimate of the average loss amount from:

•	Defaulted and past due items at the reported date (i.e. incurred losses)

•	Modelled default events over a 12 month forward period for performing exposures

On the performing portfolios, EL is calculated as the product of Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD).

•	EL is assessed against both the performing and non-performing parts of the Group’s portfolios

•	EL considers average credit conditions, generally uses a “through-the-cycle” PD and incorporates an adjustment to LGD which represents economic conditions in a downturn

The aspect of an entity’s exposures that are not on an IRB approach will continue to be measured on the standardised approach, against which Basel II does not assess EL. For this purpose, the regulatory impairment allowance on IRB and standardised portfolios gives an indication of credit losses on the standardised book.

The total EL (and, for reference, the regulatory impairment allowance) on IRB portfolios, together with the regulatory impairment allowance on standardised portfolios, are as follows:

Total EL on IRB Portfolios	As at 31.12.09 £m	As at 31.12.08 £m
UK Retail Banking	1,703	1,258
Barclays Commercial Bank	776	819
Barclaycard	1,261	910
GRCB - Western Europe	243	—
GRCB - Emerging Markets[1]	—	—
GRCB - Absa	1,158	692
Barclays Capital	2,467	1,557
Barclays Wealth	23	—
Head Office Functions & Other Operations	11	1
Total EL on IRB portfolios	7,642	5,237
Total regulatory impairment allowance on IRB portfolios	7,592	4,672
Total regulatory impairment allowance on standardised portfolios	4,693	2,560

EL is reflected in the calculation of capital supply, such that, for IRB portfolios, 50% of the excess of EL over total impairment allowances and valuation adjustments is deducted from each of Tier 1 and Tier 2 capital. If total impairment allowances and valuation adjustments exceed EL, then this excess can be added to Tier 2 capital. As at 31st December 2009, EL exceeded total impairment allowances and valuation adjustments by £50m (2008: £317m).

There are several differences in the calculation of the regulatory impairment allowance and EL, with these measures representing different views of losses and, as such, they are not directly comparable. These differences include the fact that regulatory impairment allowance reflects defaulted and past due items at the reporting date (i.e. incurred losses), whereas EL includes both the best estimate of losses in the non-performing portfolio and the expected losses over the coming 12 months in the performing portfolio. EL for the performing portfolio is also based on Exposure at Default (EAD) and downturn LGD. For these reasons, EL will generally exceed regulatory impairment allowance. As noted above, this excess is deducted from capital.

1	Not currently on the IRB approach.

Barclays PLC - 2009 Results	56

Risk Management

Risk Management

In addition, whilst the regulatory impairment allowance is based on the impairment allowance for loans and advances, there are differences between these amounts in two main respects. Firstly, the regulatory impairment allowance includes valuation adjustments on available for sale exposures and exposures designated at fair value. Secondly, it excludes impairment held against securitisation exposures.

The principal drivers of the increase in EL during the year ended 31st December 2009 are as follows:

•	UK Retail Banking EL increased £445m due to a deteriorating economic environment coupled with methodology enhancements

•	Barclays Commercial Bank EL decreased by £43m, driven by the change in treatment of defaulted assets partially offset by an increase in the non-performing book

•	Barclaycard EL increase of £351m was driven by the combination of an additional roll-out of IRB during the period and increased levels of retained non-performing assets during the recovery period

•	GRCB - Western Europe EL increased to £243m following the migration of Spanish card portfolio and Italian and Portuguese mortgage portfolios onto the IRB approach

•	GRCB - Absa EL increased by £466m, mostly due to exchange rate movements, higher delinquency levels and a deterioration in credit quality of the performing book

•	Barclays Capital EL increase of £910m was primarily driven by defaulted counterparties and an increase in IRB coverage, partially offset by a reduction in exposures due to foreign exchange movements

Further exposures will be moved onto the IRB approach during 2010.

Additional information with respect to Expected Loss will be provided as part of our Pillar 3 disclosures, available at the end of March 2010.

Barclays PLC - 2009 Results	57

Risk Management

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 91.8% of the portfolio (2008: 91.6%).

As at 31.12.09	Treasury and Other Eligible Bills £m	Debt Securities £m	Total £m	%
AAA to BBB- (investment grade)	13,950	151,621	165,571	91.8%
BB+ to B	1,895	10,297	12,192	6.8%
B- or lower	—	2,571	2,571	1.4%
Total	15,845	164,489	180,334	100.0%

Of Which Issued By:
– governments and other public bodies	15,845	72,238	88,083	48.8%
– US agency	—	23,924	23,924	13.3%
– mortgage and asset-backed securities	—	17,826	17,826	9.9%
– corporate and other issuers	—	41,641	41,641	23.1%
– bank and building society certificates of deposit	—	8,860	8,860	4.9%
Total	15,845	164,489	180,334	100.0%

Of Which Classified As:
– trading portfolio assets	9,926	116,594	126,520	70.2%
– financial instruments designated at fair value	—	4,007	4,007	2.2%
– available-for-sale securities	5,919	43,888	49,807	27.6%
Total	15,845	164,489	180,334	100.0%

As at 31.12.08
AAA to BBB- (investment grade)	7,314	198,493	205,807	91.6%
BB+ to B	1,233	15,309	16,542	7.4%
B- or lower	—	2,343	2,343	1.0%
Total	8,547	216,145	224,692	100.0%

Of Which Issued By:
– governments and other public bodies	8,547	73,881	82,428	36.7%
– US agency	—	34,180	34,180	15.2%
– mortgage and asset-backed securities	—	34,844	34,844	15.5%
– corporate and other issuers	—	55,244	55,244	24.6%
– bank and building society certificates of deposit	—	17,996	17,996	8.0%
Total	8,547	216,145	224,692	100.0%

Of Which Classified As:
– trading portfolio assets	4,544	148,686	153,230	68.2%
– financial instruments designated at fair value	—	8,628	8,628	3.8%
– available-for-sale securities	4,003	58,831	62,834	28.0%
Total	8,547	216,145	224,692	100.0%

Barclays PLC - 2009 Results	58

Risk Management

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices, and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital.

Risk Measurement and Control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall, the average of the three worst hypothetical losses from the DVaR simulation (3W), Global Asset Class stress testing and Global Scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two year unweighted historical period at the 95% confidence level.

The DVaR model has been approved by the FSA to calculate regulatory capital for the trading book. The FSA categorises a DVaR model as either green, amber or red dependent on the number of days when a loss (as defined by the FSA in BIPRU 7.10) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. A green model is consistent with a good working model. For Barclays Capital’s trading book, green model status was maintained for 2009 and 2008. Internally, DVaR is calculated for the trading book and certain banking books.

Market volatility decreased from the extreme levels observed in the second half of 2008, but remained above pre-crisis 2007 levels. As a consequence of the unweighted DVaR historical simulation methodology, the extreme 2008 volatility will continue to impact DVaR until late 2010.

Expected Shortfall is the average of all hypothetical losses from the historical simulation beyond DVaR. To improve the control framework, formal monitoring of 3W (average of the three worst observations from the DVaR historical simulation) was started in the first half of 2009.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity and foreign exchange rates. Global Scenario stress testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged.

Market Risk is controlled through the use of limits where appropriate on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business level e.g. Emerging Markets. Book limits such as foreign exchange and interest rate delta limits are also in place.

Analysis of Barclays Capital’s Market Risk Exposure

Barclays Capital’s market risk exposure, as measured by average total DVaR, increased by 45% to £77m (2008: £53m). The rise was mainly due to volatility considerations, increased interest rate and credit spread exposure, and the Lehman Brothers North America businesses acquisition. Volatility affected average DVaR because 2008’s extreme volatility impacted DVaR throughout 2009 but only impacted 2008 DVaR in the last four months of the year.

DVaR peaked at £119m in March 2009 before trending down mainly due to decreases in credit spread and interest rate exposure, reaching £58m in August.

DVaR subsequently increased as markets began to recover and new positions were added to facilitate client trades. DVaR decreased towards year end driven by a reduction in exposure and an increase in diversification. Total DVaR as at 31st December was £55m (31st December 2008: £87m).

Expected shortfall and 3W averaged £121m and £209m respectively representing increases of £51m (73%) and £93m (80%) compared with 2008.

As we enter 2010, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. While these markets exhibit improved liquidity and reduced volatility following Central Bank support, price instability and higher volatility may still arise as government policy seeks to target future economic growth, while controlling inflation risk.

Barclays PLC - 2009 Results	59

Risk Management

The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W were calculated as below:

	Year Ended 31.12.09			Year Ended 31.12.08
DVaR (95%)	Average £m	High[1] £m	Low[1] £m	Average £m	High[1] £m	Low[1] £m
Interest rate risk	44	83	23	29	48	15
Credit spread risk	58	102	35	31	72	15
Commodity risk	14	20	11	18	25	13
Equity risk	13	27	5	9	21	5
Foreign exchange risk	8	15	3	6	13	2
Diversification effect	(60)	n/a	n/a	(40)	n/a	n/a
Total DVaR	77	119	50	53	95	36
Expected shortfall	121	188	88	70	146	41
3W	209	301	148	116	282	61

Analysis of trading revenue

Trading revenue comprises top-line income2, excluding income from Private Equity and Principal Investments. The average daily trading revenue in 2009 was £71m, 87% more than recorded for 2008 (£38m). There were 247 positive days, 5 negative days and one flat day in 2009 (2008: 206 positive, 47 negative, one flat).

1	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.
2	Defined on pages 87 to 92.

Barclays PLC - 2009 Results	60

Risk Management

Liquidity Risk

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Many of the stress tests currently applied under the Liquidity Framework will also be applied under the FSA’s new regime, although the precise calibration may differ in Barclays final Individual Liquidity Guidance to be set by the FSA. The Framework considers a range of possible wholesale and retail factors leading to loss of financing including:

•	Maturing of wholesale liabilities

•	Loss of secured financing and widened haircuts on remaining book

•	Retail and commercial outflows from savings and deposit accounts

•	Drawdown of loans and commitments

•	Potential impact of a 2 notch ratings downgrade

•	Withdrawal of initial margin amounts by counterparties

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity Pool

The Group liquidity pool as at 31st December 2009 was £127bn gross (31st December 2008: £43bn) and comprised the following cash and unencumbered assets:

	Cash and Deposits with Central Banks £bn	Government Guaranteed Bonds £bn	Government and Supranational Bonds £bn	Other Available Liquidity £bn	Total £bn
As at 31.12.09	81	3	31	12	127
As at 31.12.08[1]	30	—	2	11	43

The cost of maintaining the liquidity pool is a function of the source of funding for the buffer and the reinvestment spread.

Term Financing

Raising term funding is important in meeting the risk appetite of the Barclays Liquidity Framework. Barclays has continued to increase the term of issued liabilities during 2009 by issuing:

•	£15bn equivalent of public senior term funding

•	€2bn equivalent of public covered bonds

•	£21bn equivalent of structured notes

Barclays expects to issue further term funding in 2010. The Group has £4bn of publicly issued debt and £11bn of structured notes maturing in 2010.

1	Previously disclosed as Barclays Capital only.

Barclays PLC - 2009 Results	61

Risk Management

Funding Structure

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits and Barclays equity and other long term capital. The Barclays Capital and Absa businesses are funded through the wholesale secured and unsecured funding markets.

The ratio of customer loans to customer deposits and long term funding has improved to 81% at 31st December 2009, from 93% at 31st December 2008.

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa; mainly current accounts and savings accounts. Although contractually current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

Group policy is to ensure that the assets of the retail, wealth and corporate bank, together with Head Office functions, on a global basis, do not exceed customer deposits and subordinated funding so that these businesses place no reliance on wholesale markets. The exception to this policy is Absa, which has a large portion of wholesale funding due to the structure of the South African financial sector.

In order to assess liquidity risk, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities and is managed to maintain a cash surplus. The maturity profile, excluding Absa, resulting from this behavioural modelling is set out below. This shows that there is a funding surplus of £94.5bn, and that there are expected outflows of £10.2bn within one year from asset repayments being less than liability attrition. For subsequent years the expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows. Maturities of net liabilities are, therefore, behaviourally expected to occur after 5 years.

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

73% of the inventory is funded on a secured basis (31st December 2008: 50%). Additionally, much of the short term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below:

Secured Funding by Asset Class	Govt %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 31.12.09	59	7	7	6	10	8	3
As at 31.12.08	49	9	11	9	15	4	3

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short term deposits that are included within the Group’s liquidity pool, the term of unsecured liabilities has been extended, with average life improving from at least 141 months at 31st December 2008 to at least 26 months at 31st December 2009.

1	The 31st December 2008 average unsecured liability term has been restated from 12 months to at least 14 months to reflect refinements in the underlying calculation.

Barclays PLC - 2009 Results	62

Capital and Performance Management

Total Assets and Risk Weighted Assets by Business

	Total Assets by Business		Risk Weighted Assets by Business
	As at 31.12.09 £m	As at 31.12.08 £m	As at 31.12.09 £m	As at 31.12.08 £m
UK Retail Banking	105,228	101,384	32,176	30,491
Barclays Commercial Bank	75,547	84,029	60,292	63,081
Barclaycard	30,220	30,925	30,566	27,316
GRCB - Western Europe	64,185	65,519	32,396	36,953
GRCB - Emerging Markets	11,874	13,866	12,399	14,607
GRCB - Absa	45,824	40,391	21,410	18,846
Barclays Capital	1,019,120	1,629,117	181,117	227,448
Barclays Global Investors	5,406	71,340	73	3,910
Barclays Wealth	15,095	13,263	11,354	10,300
Head Office Functions and Other Operations	6,430	3,146	870	350
Total assets	1,378,929	2,052,980	382,653	433,302

Risk Weighted Assets by Risk

	As at 31.12.09 £m	As at 31.12.08 £m
Credit risk	252,054	266,912
Counterparty risk	45,450	70,902
Market risk
- Modelled - VaR	10,623	14,452
- Modelled - IDRC[1] and Non-VaR	5,378	7,771
- Standardised	38,525	43,149
Operational risk	30,623	30,116
Total risk weighted assets	382,653	433,302
Adjusted Gross Leverage
	As at 31.12.09 £m	As at 31.12.08 £m
Total assets	1,378,929	2,052,980
Counterparty net/collateralised derivatives	(374,099)	(917,074)
Financial assets designated at fair value and associated cash balances - held in respect of linked liabilities to customers under investment contracts	(1,679)	(69,183)
Settlement balances	(25,825)	(29,786)
Goodwill and intangible assets	(8,795)	(10,402)
Adjusted total tangible assets	968,531	1,026,535

Total qualifying Tier 1 capital	49,637	37,250

Adjusted gross leverage	20	28

1	Incremental Default Risk Charge.

Barclays PLC - 2009 Results	63

Capital and Performance Management

Capital Resources

	As at 31.12.09 £m	As at 31.12.08 £m
Ordinary shareholders’ funds	47,277	36,618
Regulatory adjustments to reserves:
- MCNs not yet converted	—	(3,652)
- Available for sale reserve - debt	83	372
- Available for sale reserve - equity	(309)	(122)
- Cash flow hedging reserve	(252)	(132)
- Defined benefit pension scheme	431	849
- Adjustments for scope of regulatory consolidation	196	847
- Foreign exchange on RCIs and upper Tier 2 loan stock	25	(231)
- Adjustment for own credit	(340)	(1,650)
- Other adjustments	144	305
Equity non-controlling interests	2,351	1,981
Less: Intangible assets	(8,345)	(9,964)
Less: Net excess of expected loss over impairment at 50%	(25)	(159)
Less: Securitisation positions at 50%	(2,799)	(704)
Core Tier 1 Capital	38,437	24,358

Preference shares	6,256	6,191
Reserve Capital Instruments	6,724	5,743
Tier 1 notes[1]	1,017	1,086
Tax on the net excess of expected loss over impairment	8	46
Less: Material holdings in financial companies at 50%	(2,805)	(174)
Total qualifying Tier 1 capital	49,637	37,250

Revaluation reserves	26	26
Available for sale reserve - equity	309	122
Collectively assessed impairment allowances	2,443	1,654
Tier 2 non-controlling interests	547	607
Qualifying subordinated liabilities[2]:
- Undated loan capital	1,350	6,745
- Dated loan capital	15,657	14,215
Less: Net excess of expected loss over impairment at 50%	(25)	(158)
Less: Securitisation positions at 50%	(2,799)	(704)
Less: Material holdings in financial companies at 50%	(2,805)	(174)
Total qualifying Tier 2 capital	14,703	22,333

Less: Other regulatory deductions	(880)	(856)

Total net capital resources	63,460	58,727

Capital Ratios
Core Tier 1 ratio	10.0%	5.6%
Tier 1 ratio	13.0%	8.6%
Risk asset ratio	16.6%	13.6%

1	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.
2	Qualifying subordinated liabilities include excess innovative Tier 1 instruments and are subject to limits laid down in the regulatory requirements.

Capital Resources

Retained earnings and capital issues (including the conversion of the Mandatorily Convertible Notes) contributed £9.3bn and £4.7bn respectively to Core Tier 1 and Tier 1 capital. Reductions in the adjustment for own credit (£1.3bn) and deduction for intangible assets (£1.6bn) were broadly offset by the increase in securitisation deductions (£2.1bn).

The investment in BlackRock contributed to the £2.6bn increase in deductions from Tier 1 capital. This was partially offset by an increase in the amount of Reserve Capital Instruments eligible for inclusion in Tier 1.

Tier 2 capital decreased by £7.6bn. Deductions increased by £4.6bn, mainly in respect of the investment in BlackRock and securitisation positions. Subordinated loan capital decreased by £4.0bn, driven by net redemptions, the impact of exchange rate movements and lower levels of Reserve Capital Instruments in excess of the Tier 1 limits.

Barclays PLC - 2009 Results	64

Accounting Policies

Going Concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business and Risk Management section. The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern. The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Changes to Accounting Policy

The Group has continued to apply the accounting policies used for the 2008 Annual Report and has adopted the following:

•

The 2008 amendments to IFRS 2 - Shared-Based Payment-Vesting Conditions and Cancellations which has led to a change in accounting for share-based payments to employees. As a result, non-vesting conditions are taken into account in estimating the grant date fair value and the timing of recognition of charges. No prior year adjustments have been made as the impact on previous years is immaterial

•	The amendments to IFRS 7 - Improving Disclosures about Financial Instruments which has resulted in additional disclosures being made regarding liquidity risk and fair value of financial instruments

•

IAS 1 (revised), which has resulted in the reformatting of the statement of recognised gains and losses into a statement of comprehensive income and the addition of a statement of changes in equity. This does not change the recognition, measurement or disclosure of specific transactions and events required by other standards

Future Accounting Developments

The revised IFRS 3 - Business Combinations and IAS 27-Consolidated and Separate Financial Statements first applied to Barclays from 1st January 2010. The main changes affect acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. Gains and losses on transactions with non-controlling interests that do not result in loss of control will be accounted for as equity transactions and will no longer be recognised in the income statement but directly in equity. In addition, acquisition related costs will be recognised as expenses unless they are directly connected with the issue of debt or equity securities.

IFRS 9 - Financial Instruments: Classification and Measurement was published on 12 November 2009. It is the first phase of a project to replace IAS 39 – Financial Instruments Recognition and Measurement and will ultimately result in fundamental changes in the way that the Group accounts for financial instruments. Adoption of the standard is not mandatory until accounting periods beginning on or after 1st January 2013. Early adoption is permitted once the standard has been endorsed by the EU.

Aspects of financial instrument accounting that will be addressed in future phases of the project include accounting for financial liabilities, impairment of amortised cost financial assets and hedge accounting. The Group is assessing the impacts of the first phase of the project and is following developments in future phases with the aim of determining a suitable programme for implementation. At this stage, the potential impacts of the project as a whole cannot be determined.

A number of other amendments and interpretations to IFRS have been published that will first apply in future accounting periods. They are not expected to result in material changes to the Group’s accounting policies.

Barclays PLC - 2009 Results	65

Notes

1.	Net Interest Income

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Cash and balances with central banks	131	174
Available for sale investments	1,937	2,355
Loans and advances to banks	513	1,267
Loans and advances to customers	18,456	23,754
Other	199	460
Interest income	21,236	28,010

Deposits from banks	(634)	(2,189)
Customer accounts	(2,716)	(6,697)
Debt securities in issue	(3,889)	(5,910)
Subordinated liabilities	(1,718)	(1,349)
Other	(361)	(396)
Interest expense	(9,318)	(16,541)

Net interest income	11,918	11,469

Group net interest income increased 4% (£449m) to £11,918m (2008: £11,469m) reflecting growth in average customer balances primarily in Barclaycard and GRCB - Western Europe, and net funding costs recognised in Head Office Functions and Other Operations.

2.	Net Fee and Commission Income

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Brokerage fees	88	56
Investment management fees	133	120
Banking and credit related fees and commissions	9,578	7,208
Foreign exchange commission	147	189
Fee and commission income	9,946	7,573

Fee and commission expense	(1,528)	(1,082)

Net fee and commission income	8,418	6,491

Net fee and commission income increased 30% (£1,927m) to £8,418m (2008: £6,491m). Banking and credit related fees and commissions increased 33% (£2,370m) to £9,578m (2008: £7,208m), primarily due to Barclays Capital’s strong performance in Equities and Investment Banking.

Barclays PLC - 2009 Results	66

Notes

3.	Principal Transactions

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net trading income	7,001	1,339

Net gain from disposal of available for sale assets	349	212
Dividend income	6	196
Net (loss)/gain from financial instruments designated at fair value	(208)	33
Other net investment (losses)/income	(91)	239
Net investment income	56	680

Principal transactions	7,057	2,019

Net trading income increased £5,662m to £7,001m (2008: £1,339m). The majority of the Group’s trading income arises in Barclays Capital. Fixed Income, Currency and Commodities drove the very strong increase in trading income as the expansion of the business and client flows more than absorbed gross credit market losses of £4,417m (2008: £6,290m) and losses relating to own credit of £1,820m (2008: £1,663m gain).

Net investment income decreased 92% (£624m) to £56m (2008: £680m) driven by realised losses in commercial real estate equity investments and losses in the principal investments business, partially offset by gains on disposal of available for sale investments within Barclays Capital.

4.	Net Premiums from Insurance Contracts

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Gross premiums from insurance contracts	1,224	1,138
Premiums ceded to reinsurers	(52)	(48)
Net premiums from insurance contracts	1,172	1,090

Net premiums from insurance contracts increased 8% (£82m) to £1,172m (2008: £1,090m) primarily reflecting expansion in GRCB – Western Europe and GRCB - Absa, partially offset by the impact of the sale of the closed life assurance business in the second half of 2008.

5.	Other Income

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	102	(1,219)
(Increase)/decrease in fair value of liabilities to customers under investment contracts	(102)	1,219
Property rentals	64	73
Other income	1,325	294
	1,389	367

Other income includes £1,170m gains on debt buy-backs relating to Upper Tier 2 perpetual debt and its corresponding hedge and £85m (2008: £24m) from the repurchase of securitised debt issued by Barclays Commercial Bank.

Barclays PLC - 2009 Results	67

Notes

6.	Net Claims and Benefits Incurred on Insurance Contracts

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Gross claims and benefits incurred under insurance contracts	858	263
Reinsurers’ share of claims incurred	(27)	(26)
Net claims and benefits incurred under insurance contracts	831	237

Net claims and benefits incurred under insurance contracts increased 251% (£594m) to £831m (2008: £237m) reflecting the expansion in GRCB – Western Europe and GRCB - Absa and a credit of £300m recorded in 2008 relating to the sold life assurance business.

7.	Impairment Charges and Other Credit Provisions

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Impairment charges on loans and advances	7,330	4,584
Charges in respect of undrawn facilities and guarantees	28	329
Impairment charges on loans and advances and other credit provisions	7,358	4,913
Impairment charges on reverse repurchase agreements	43	124
Impairment charges on available for sale assets	670	382
Impairment charges and other credit provisions	8,071	5,419

Included in the impairment charges and other credit provisions above are amounts relating to Barclays Capital credit market exposures as follows:

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Impairment charges on loans and advances	1,205	1,218
Charges in respect of undrawn facilities and guarantees	—	299
Impairment charges on loans and advances and other credit provisions on Barclays Capital credit market exposures	1,205	1,517
Impairment charges on reverse repurchase agreements	—	54
Impairment charges on available for sale assets	464	192
Impairment charges and other credit provisions on Barclays Capital credit market exposures	1,669	1,763

8.	Operating Expenses

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Staff costs	9,948	7,204
Administrative expenses	4,889	4,791
Depreciation	759	606
Impairment loss - property and equipment and intangible assets	61	30
Operating lease rentals	639	520
Gain on property disposals	(29)	(148)
Amortisation of intangible assets	447	276
Impairment of goodwill	1	112
Operating expenses	16,715	13,391

Barclays PLC - 2009 Results	68

Notes

8.	Operating Expenses (continued)

Operating expenses increased 25% (£3,324m) to £16,715m (2008: £13,391m). The increase was driven by a 38% increase (£2,744m) in staff costs to £9,948m (2008: £7,204m) and a £119m decrease in gains from sale of property to £29m (2008: £148m) as the Group wound down its sale and lease back of freehold property programme.

Administrative expenses grew 2% (£98m) to £4,889m (2008: £4,791m) reflecting the impact of acquisitions made during 2008, the costs of servicing an expanded distribution network across Global Retail and Commercial Banking, and expenses relating to the Financial Services Compensation Scheme.

Amortisation of intangibles increased £171m to £447m (2008: £276m) primarily related to the intangible assets arising from the acquisition of the Lehman Brothers North American businesses.

Staff Costs	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Salaries and accrued incentive payments	8,081	5,787
Social security costs	606	444
Pension costs
– defined contribution plans	224	221
– defined benefit plans	(33)	89
Other post retirement benefits	16	1
Other	1,054	662
Staff costs	9,948	7,204

Staff costs increased 38% (£2,744m) to £9,948m (2008: £7,204m) driven by a 40% increase in salaries and accrued incentive payments, primarily in Barclays Capital, reflecting the inclusion of the acquired Lehman Brothers North American businesses and associated net increase of 7,000 employees in September 2008.

In December 2009, the UK government announced that the Finance Bill 2010 will introduce a bank payroll tax of 50% applicable to discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. Draft legislation and further guidance on its application has been published. Based on this, and in accordance with IAS 19 - Employee benefits, we have accrued for the estimated tax payable in respect of employee services provided during the period. For 2009, £190m has been included within Other Staff Costs in respect of 2009 cash awards. A further provision of £35m has also been included in Other Staff Costs in respect of certain prior year awards being distributed during the tax window, which may fall within the proposed legislation.

Defined benefit plan pension costs decreased £122m to £33m credit (2008: cost of £89m) primarily due to the UK Retirement Fund whose charges decreased as a result of a one-off credit of £371m from the closure of the final salary scheme to existing members.

Number of Employees (Full Time Equivalent)[1]	Year Ended 31.12.09	Year Ended 31.12.08
UK Retail Banking	30,400	32,600
Barclays Commercial Bank	9,100	9,500
Barclaycard	10,300	10,600
GRCB - Western Europe	11,600	11,800
GRCB - Emerging Markets	17,400	20,100
GRCB- Absa	33,300	35,800
Barclays Capital	23,200	23,100
Barclays Wealth	7,400	7,900
Head Office Functions and Other Operations	1,500	1,400
Total Group permanent and fixed term contract staff worldwide	144,200	152,800

1	Reflects re-allocation of GRCB Centre employees and inclusion of the employees of the Iveco Finance Holdings Limited during H1 2009. Also excludes 2,500 employees as of 31st December 2009 (31st December 2008: Nil) of consolidated entities which are engaged in activities that are not closely related to our principal businesses.

Barclays PLC - 2009 Results	69

Notes

8.	Operating Expenses (continued)

Number of employees is shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 55,700 (31st December 2008: 59,600) in the UK and 88,500 (31st December 2008: 93,200) internationally.

UK Retail Banking number of employees decreased 2,200 to 30,400 (31st December 2008: 32,600) reflecting active cost management.

Barclays Commercial Bank number of employees decreased 400 to 9,100 (31st December 2008: 9,500) reflecting tightly managed costs, partly offset by the expansion of risk and offshore support operations.

Barclaycard number of employees decreased 300 to 10,300 (31st December 2008: 10,600) reflecting the centralisation of certain support functions in Absa from Absa Card and active cost management, offset by increases in collections capacity.

GRCB - Western Europe number of employees decreased 200 to 11,600 (31st December 2008: 11,800) primarily due to restructuring within Spain and Russia, partially offset by increases in Portugal and Italy to support the expansion of the network in these countries.

GRCB - Emerging Markets number of employees decreased 2,700 to 17,400 (31st December 2008: 20,100) mainly driven by the introduction of more effective and efficient structures.

GRCB - Absa number of employees decreased 2,500 to 33,300 (31st December 2008: 35,800), reflecting restructuring and a freeze on recruitment.

Barclays Capital number of employees increased 100 to 23,200 (31st December 2008: 23,100) as a net reduction in the first half of the year was offset by strategic growth in the business and the annual graduate intake.

Barclays Wealth number of employees decreased 500 to 7,400 (31st December 2008: 7,900) reflecting active cost management, including efficiency savings in non-client facing areas.

9.	Share of Post-Tax Results of Associates and Joint Ventures[1]

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Profit from associates	19	22
Profit/(loss) from joint ventures	15	(8)
Share of post-tax results of associates and joint ventures	34	14

10.	Profit on Disposal of Subsidiaries, Associates and Joint Ventures[1]

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Profit on disposal of subsidiaries, associates and joint ventures	188	327

The profit on disposal is largely attributable to the sale of 50% of Barclays Vida y Pensiones Compania de Seguros (£157m) and the sale of a 7% stake in GRCB - Emerging Markets Botswana business (£24m).

11.	Tax

The effective tax rate for 2009, based on profit before tax on continuing operations was 23.4% (2008: 8.8%). The effective tax rate differs from the UK tax rate of 28% (2008: 28.5%) because of non-taxable gains and income, different tax rates applied to taxable profits and losses outside the UK, disallowed expenditure and adjustments in respect of prior years. The low effective tax rate of 8.8% on continuing operations in 2008 mainly resulted from the Lehman acquisition.

1	Excludes profit on disposal of BGI - see note 29.

Barclays PLC - 2009 Results	70

Notes

12.	Profit Attributable to Non-controlling Interests

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Preference shares	477	390
Reserve capital instruments	116	100
Upper Tier 2 instruments	6	12
Absa Group Limited	272	318
Barclays Global Investors UK Holdings Limited	12	17
Other non-controlling interests	12	68
Profit attributable to non-controlling interests	895	905

Included within profit attributable to non-controlling interests is £12m (2008: £17m) relating to other Barclays Global Investors shareholders’ interests in the profit for the period up to the date of disposal of BGI.

13.	Earnings Per Share

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Profit attributable to equity holders of the parent from continuing operations	2,628	3,795
Dilutive impact of convertible options	(17)	(19)
Profit attributable to equity holders of the parent from continuing operations including dilutive impact of convertible options	2,611	3,776

Profit attributable to equity holders of the parent from discontinued operations	6,765	587

Basic weighted average number of shares in issue	10,890m	7,389m
Number of potential ordinary shares[1]	594m	188m
Diluted weighted average number of shares	11,484m	7,577m

Basic earnings per ordinary share from continuing operations	24.1p	51.4p
Diluted earnings per ordinary share from continuing operations	22.7p	49.8p

Basic earnings per ordinary share from discontinued operations	62.1p	7.9p
Diluted earnings per ordinary share from discontinued operations	58.9p	7.7p

Basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

The basic weighted average number of shares in issue in the year ended 31st December 2009 reflects the full year impact of the 1,802 million shares issued during 2008, the 2,642 million shares that were issued during the first 6 months of 2009 following conversion in full of the Mandatorily Convertible Notes, and the weighted average impact of the 379 million warrants exercised during 2009. The increase in the number of potential ordinary shares is primarily driven by the warrants issued in 2008 becoming dilutive in 2009 as the average share price exceeded the warrants exercise price.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares that would have a diluted impact on earnings per share from continuing operations, relating to Absa Group Limited. The weighted average number of ordinary shares (excluding own shares held in employee benefit trusts and shares held for trading), has been adjusted for the effects of all dilutive potential ordinary shares, totalling 594 million (2008: 188 million).

1	Potential ordinary shares reflect the dilutive impact of share options outstanding.

Barclays PLC - 2009 Results	71

Notes

14.	Dividends on Ordinary Shares

Dividends Paid During the Period	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Final dividend	—	1,438
Interim dividend	113	906

Final dividend per share	—	22.5p
Interim dividend per share	1.0p	11.5p

As previously announced, it is the Group’s policy to declare and pay dividends on a quarterly basis. An interim cash dividend for the second half of 2009 of 1p per share was paid on 11th December 2009. The Board has decided to pay, on 19th March 2010, a final dividend for the year ended 31st December 2009 of 1.5p per ordinary share for shares registered in the books of the Company at the close of business on 26th February 2010. We are committed to maintaining strong capital ratios. We therefore expect that the proportion of profits after tax distributed through dividends will be significantly lower than the 50% level which was maintained in recent years.

For qualifying US and Canadian resident ADR holders, the final dividend of 1.5p per ordinary share becomes 6p per ADS (representing four shares). The ADR depositary will mail the final dividend on 19th March 2010 to ADR holders on the record at close of business on 26th February 2010.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the DRIP would require Barclays or The Plan Administrator to Barclays DRIP to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the DRIP should write to: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or, by telephoning 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary) or +44 121 415 7004 from overseas. The completed form should be returned to The Plan Administrator to Barclays DRIP on or before 26th February 2010 for it to be effective in time for the payment of the dividend on 19th March 2010. Shareholders who are already in the DRIP need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator to Barclays DRIP.

Barclays PLC - 2009 Results	72

Notes

15.	Acquisitions

On 19th November 2009, Barclays formed Crescent Real Estate Holdings LLC a joint venture with Goff Capital, Inc., to assume 99.7% ownership of Crescent Real Estate Equities Limited partnership (Crescent) following the completion of a debt restructuring transaction. Crescent is a real estate investment company that owns and manages office space, as well as investments in resort residential developments and luxury hotels across the US. These properties are accounted for as investment properties.

Other acquisitions made by the Group during the year included PT Bank Akita in February 2009 and the Portuguese credit card business of Citibank International PLC in December 2009.

Fair Value of Businesses Acquired at the Date of Acquisition

Assets	Crescent £m	Other £m	Total £m
Loans and advances to customers	85	589	674
Investments in associates and joint ventures	87	3	90
Goodwill and intangible assets	—	91	91
Property, plant and equipment	948	206	1,154
Other assets	152	38	190
Total assets	1,272	927	2,199

Liabilities
Deposits from banks	(170)	(644)	(814)
Customer accounts	—	(48)	(48)
Derivative financial instruments	—	(13)	(13)
Deferred tax liabilities	—	(40)	(40)
Other liabilities	(99)	(95)	(194)
Total liabilities	(269)	(840)	(1,109)
Net assets acquired	1,003	87	1,090
Group share of net assets acquired	1,003	66	1,069

Acquisition Cost
Cash paid	—	24	24
Deferred consideration	—	19	19
Loans	1,003	—	1,003
Attributable costs	—	4	4
Total consideration	1,003	47	1,050
Goodwill	—	7	7
Gains on acquisitions	—	26	26

Lehman Brothers North American Businesses

The initial accounting for the 2008 acquisition of the North American businesses of Lehman Brothers was completed on 22nd September 2009. There were no revisions to the initial accounting disclosed in the 2008 financial statements. Approximately £2.3bn of the assets acquired as part of the acquisition had not been received by 31st December 2009, approximately £1.8bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31st December 2009. Ongoing legal proceedings related to the acquisition, including in respect of assets not yet received, are discussed in note 26.

Barclays PLC - 2009 Results	73

Notes

16.	Derivative Financial Instruments

		Fair Value
Derivatives Held for Trading – 31st December 2009	Contract Notional Amount £m	Assets £m	Liabilities £m
Foreign exchange derivatives	2,838,168	51,488	(57,697)
Interest rate derivatives	33,203,958	260,375	(244,337)
Credit derivatives	2,016,796	56,295	(51,780)
Equity and stock index and commodity derivatives	1,073,057	47,480	(48,205)
Total derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	115,672	717	(545)
Derivatives designated as fair value hedges	58,054	438	(618)
Derivatives designated as hedges of net investments	6,292	22	(234)
Total derivative assets/(liabilities) designated in hedge accounting relationships	180,018	1,177	(1,397)
Total recognised derivative assets/(liabilities)	39,311,997	416,815	(403,416)

Derivatives Held for Trading – 31st December 2008
Foreign exchange derivatives	2,639,133	107,113	(113,818)
Interest rate derivatives	37,875,235	613,257	(605,521)
Credit derivatives	4,129,244	184,072	(170,011)
Equity and stock index and commodity derivatives	1,097,170	77,554	(74,721)
Total derivative assets/(liabilities) held for trading	45,740,782	981,996	(964,071)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	83,554	1,322	(1,790)
Derivatives designated as fair value hedges	35,702	1,459	(572)
Derivatives designated as hedges of net investments	5,694	25	(1,639)
Total derivative assets/(liabilities) designated in hedge accounting relationships	124,950	2,806	(4,001)
Total recognised derivative assets/(liabilities)	45,865,732	984,802	(968,072)

The £568bn decrease (2008: increase of £737bn) in the gross derivative assets has been predominantly driven by movements in market rates and initiatives to reduce derivative balances.

The tables overleaf set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Barclays PLC - 2009 Results	74

Notes

16.	Derivative Financial Instruments (continued)

Derivatives – 31st December 2009	Gross Assets £m	Counterparty Netting £m	Net Exposure £m
Foreign Exchange	51,775	45,391	6,384
Interest Rate	261,211	213,446	47,765
Credit derivatives	56,295	48,774	7,521
Equity and stock index	17,784	13,330	4,454
Commodity derivatives	29,750	21,687	8,063
	416,815	342,628	74,187
Total collateral held			31,471
Net exposure less collateral			42,716

Derivatives – 31st December 2008
Foreign Exchange	107,730	91,572	16,158
Interest Rate	615,321	558,985	56,336
Credit derivatives	184,072	155,599	28,473
Equity and stock index	28,684	20,110	8,574
Commodity derivatives	48,995	35,903	13,092
	984,802	862,169	122,633
Total collateral held			54,905
Net exposure less collateral			67,728

17.	Financial Instruments Held at Fair Value

During the year, the Group adopted the requirements of IFRS7 – Financial Instruments: Disclosures. This requires an entity to classify its financial assets and liabilities held at fair value according to a hierarchy that reflects the significance of observable market inputs. The three levels of the fair value hierarchy are defined below.

Quoted Market Prices - Level 1

Financial instruments, the valuation of which are determined by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm’s length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

This category includes highly liquid government bonds, short dated US agency securities, active listed equities and actively exchange-traded derivatives.

Valuation Technique Using Observable Inputs - Level 2

Financial instruments that have been valued using inputs other than quoted prices as described for level 1 but which are observable for the asset or liability, either directly or indirectly.

This category includes most investment grade and liquid high yield bonds; asset backed securities; long dated US agency securities; certain government bonds, less liquid listed equities; bank, corporate, and municipal obligations; certain OTC derivatives; certain convertible bonds; certificates of deposit and commercial paper; certain collateralised debt obligations (CDOs) (cash and synthetic underlyings); collateralised loan obligations (CLOs); commodities based derivatives; credit derivatives, credit default swaps (CDSs); most fund units; certain loans; foreign exchange spot and forward transactions; and certain issued notes.

Barclays PLC - 2009 Results	75

Notes

17.	Financial Instruments Held at Fair Value (continued)

Valuation Technique Using Significant Unobservable Inputs - Level 3

Financial instruments, the valuation of which incorporates significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally determined based on observable inputs of a similar nature, historic observations on the level of the input or analytical techniques.

This category includes certain corporate debt securities; highly distressed debt; private equity investments; commercial real estate loans; certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities); certain convertible bonds; some CDOs (cash and synthetic underlyings); certain credit default swaps; derivative exposures to Monoline insurers; fund units; certain asset backed securities; certain issued notes; collateralised loan obligations (CLOs) and loans.

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based On
31st December 2009	Quoted Market Prices (Level 1) £m	Observable Inputs (Level 2) £m	Significant Unobservable Inputs (Level 3) £m	Total £m
Trading Portfolio Assets	76,256	69,010	6,078	151,344
Financial Assets Designated at Fair Value
– held on own account	5,766	24,845	10,700	41,311
– held in respect of linked liabilities to customers under investment contracts	1,209	48	—	1,257
Derivative Financial Assets	3,163	401,451	12,201	416,815
Available for Sale Assets	19,919	35,287	1,277	56,483
Total assets	106,313	530,641	30,256	667,210
Trading Portfolio Liabilities	(42,238)	(8,936)	(78)	(51,252)
Financial Liabilities Designated at Fair Value	—	(82,374)	(3,828)	(86,202)
Liabilities to customers under investment contracts	(109)	(1,570)	—	(1,679)
Derivative Financial Liabilities	(2,386)	(391,916)	(9,114)	(403,416)
Total liabilities	(44,733)	(484,796)	(13,020)	(542,549)

31st December 2008
Trading Portfolio Assets	72,120	98,892	14,625	185,637
Financial Assets Designated at Fair Value
– held on own account	5,129	32,340	17,073	54,542
– held in respect of linked liabilities to customers under investment contracts	33,554	32,495	608	66,657
Derivative Financial Assets	5,548	956,348	22,906	984,802
Available for Sale Assets	14,391	47,448	3,137	64,976
Total assets	130,742	1,167,523	58,349	1,356,614
Trading Portfolio Liabilities	(42,777)	(16,439)	(258)	(59,474)
Financial Liabilities Designated at Fair Value	(23)	(73,698)	(3,171)	(76,892)
Liabilities to customers under investment contracts	(32,640)	(35,935)	(608)	(69,183)
Derivative Financial Liabilities	(3,516)	(949,143)	(15,413)	(968,072)
Total liabilities	(78,956)	(1,075,215)	(19,450)	(1,173,621)

The above table has been compiled using new definitions required by IFRS7 revised and, as a result, the classifications of assets and liabilities are not directly comparable to the Group’s previously published tables of fair value measurement.

Barclays PLC - 2009 Results	76

Notes

17.	Financial Instruments Held at Fair Value (continued)

As part of our risk management processes, an analysis is performed on the significant unobservable parameters to generate a range of reasonably possible alternative valuations. The effect of stressing the significant unobservable assumptions to a range of reasonably possible alternatives would be to increase the fair values by up to £1.9bn (31st December 2008: £2.4bn) or to decrease the fair values by up to £2.2bn (31st December 2008: £3.0bn) with substantially all the potential effect to be impacting profit or loss rather than equity.

Unrecognised Gains Due to Unobservable Valuation Inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have been recognised had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Opening balance	128	154
Additions	39	77
Amortisation and releases	(68)	(103)
Closing balance	99	128

18.	Reclassification of Financial Assets Held for Trading

On 25th November 2009 the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be no longer held for trading purposes, and thus considered as loans and receivables. The reclassified assets comprised Collateralised Loan Obligations (CLOs) against which the Group held credit protection with monoline counterparties rated below investment grade.

As at the 25th November the assets had a carrying value of £8,027m. The effective interest rates on these assets ranged from 0.50% to 2.99%, with undiscounted interest and principal cash flows of £8,769m.

In the period prior to reclassification, £1,500m of fair value gains were recognised in the consolidated income statement. Since the 25th November, paydowns and maturities of £26m along with foreign exchange movements on the assets and accrued interest resulted in a carrying value as at 31st December 2009 of £8,099m.

The carrying value of the securities reclassified during 2008 into loans and receivables has decreased from £3,986m to £1,279m primarily as a result of paydowns and maturities of the underlying securities of £2,733m. No impairment has been identified on these securities.

The following table provides a summary of the assets reclassified from held for trading to loans and advances.

	As at 31.12.09		As at 31.12.08
	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m
Trading assets reclassified to loans and receivables
Reclassification 25th November 2009	8,099	7,994	—	—
Reclassification 16th December 2008	1,279	1,335	3,986	3,984
Total financial assets reclassified to loans and receivables	9,378	9,329	3,986	3,984

If the reclassifications had not been made, the Group’s income statement for 2009 would have included net losses on the reclassified trading assets of £49m (2008: £2m).

After reclassification, the reclassified financial assets contributed £192m (2008: £4m) to interest income.

Barclays PLC - 2009 Results	77

Notes

19.	Loans and Advances to Banks

By Geographical Area	As at 31.12.09 £m	As at 31.12.08 £m
United Kingdom	5,129	7,532
Other European Union	12,697	12,600
United States	13,137	13,616
Africa	2,388	2,189
Rest of the World	7,845	11,821
	41,196	47,758
Less: Allowance for impairment	(61)	(51)
Total loans and advances to banks	41,135	47,707

Loans and advances to banks included £6,004m (31st December 2008: £3,375m) of settlement balances and £9,889m (31st December 2008: £15,889m) of cash collateral balances.

20.	Loans and Advances to Customers

	As at 31.12.09 £m	As at 31.12.08 £m
Retail business	212,849	201,588
Wholesale and corporate business	218,110	266,750
	430,959	468,338
Less: Allowances for impairment	(10,735)	(6,523)
Total loans and advances to customers	420,224	461,815

Loans and advances to customers included £19,821m (31st December 2008: £26,411m) of settlement balances and £19,958m (31st December 2008: £33,743m) of cash collateral balances.

21.	Allowance for Impairment on Loans and Advances

	As at 31.12.09 £m	As at 31.12.08 £m
At beginning of period	6,574	3,772
Acquisitions and disposals	434	307
Exchange and other adjustments	(127)	791
Unwind of discount	(185)	(135)
Amounts written off	(3,380)	(2,919)
Recoveries	150	174
Amounts charged against profit	7,330	4,584
At end of period	10,796	6,574

Allowance
United Kingdom	4,083	2,947
Other European Union	2,014	963
United States	2,518	1,561
Africa	1,349	857
Rest of the World	832	246
At end of period	10,796	6,574

Barclays PLC - 2009 Results	78

Notes

21.	Allowance for Impairment on Loans and Advances (continued)

Amounts Charged Against Profit

Increases in Impairment Allowances	As at 31.12.09 £m	As at 31.12.08 £m
United Kingdom	3,123	2,160
Other European Union	1,625	659
United States	1,535	1,529
Africa	932	526
Rest of the World	896	242
	8,111	5,116

Less: Releases of Impairment Allowance
United Kingdom	(331)	(212)
Other European Union	(205)	(68)
United States	(4)	(9)
Africa	(38)	(36)
Rest of the World	(53)	(33)
	(631)	(358)

Less: Recoveries
United Kingdom	(48)	(131)
Other European Union	(12)	(4)
United States	(6)	(1)
Africa	(80)	(36)
Rest of the World	(4)	(2)
	(150)	(174)
Total amounts charged against profit	7,330	4,584

22.	Provisions

	As at 31.12.09 £m	As at 31.12.08 £m
Redundancy and restructuring	162	118
Undrawn contractually committed facilities and guarantees	162	109
Onerous contracts	68	50
Sundry provisions	198	258
	590	535

23.	Retirement Benefit Liabilities

As at 31st December 2009, the Group’s total pension deficit, calculated in accordance with IAS 19, for all schemes was £3,946m (31st December 2008: £1,287m). There are net recognised liabilities of £698m (31st December 2008: £1,292m) and unrecognised actuarial losses of £3,248m (31st December 2008: gain of £5m). The net recognised liabilities comprised retirement benefit liabilities of £769m (31st December 2008: £1,357m) and assets of £71m (31st December 2008: £65m).

The Group’s pension deficit under IAS 19 in respect of the main UK Scheme was £3,534m (31st December 2008: £858m). The most significant reason for this change was the decrease in AA corporate bond yields which resulted in a lower discount rate of 5.61% (31st December 2008: 6.75%) and an increase in the long-term inflation assumption to 3.76% (31st December 2008: 3.16%). The impact of the change in assumptions was partially offset by a one-off curtailment credit resulting from the closure of the UK final salary pension schemes to existing members, better than expected asset performance, and contributions paid in excess of the pension expense.

Barclays PLC - 2009 Results	79

Notes

24.	Share Capital

Called Up and Authorised Share Capital

Called up share capital comprised 11,412 million (31st December 2008: 8,372 million) ordinary shares of 25p each.

The authorised share capital of Barclays PLC is £5,290m, US$77.5m, €40m and ¥4,000m (31st December 2008: £3,540m, US$77.5m, €40m and ¥4,000m) comprising 20,996 million (31st December 2008: 13,996 million) ordinary shares of 25p each, 0.4 million (31st December 2008: 0.4 million) Sterling preference shares of £100 each, 0.4 million (31st December 2008: 0.4 million) US Dollar preference shares of $100 each, 150 million (31st December 2008: 150 million) US Dollar preference shares of $0.25 each, 0.4 million (31st December 2008: 0.4 million) Euro preference shares of €100 each, 0.4 million (31st December 2008: 0.4 million) Yen preference shares of ¥10,000 each and 1 million (31st December 2008: 1 million) staff shares of £1 each.

Conversion of Mandatorily Convertible Notes

The Mandatorily Convertible Notes (MCNs), issued by Barclays Bank PLC on 27th November 2008, were converted into 2,642 million ordinary shares in Barclays PLC by 30th June 2009 at the conversion price of £1.53276. £661m was credited to share capital and the remaining £3,221m (net of issuance costs) was credited to the share premium account.

Warrants

On 31st October 2008 Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan. On 28th October 2009, Qatar Holding exercised 379.2 million warrants to subscribe for new Barclays PLC shares. £94m was credited to share capital and the remaining £655m was credited to the share premium account.

25.	Contingent Liabilities and Commitments

	As at 31.12.09 £m	As at 31.12.08 £m
Acceptances and endorsements	375	585
Guarantees and letters of credit pledged as collateral security	15,406	15,652
Securities lending arrangements with BlackRock	27,406	38,290
Other contingent liabilities	9,587	11,783
Contingent liabilities	52,774	66,310
Documentary credits and other short-term trade related transactions	762	859

Undrawn Note Issuance and Revolving Underwriting Facilities
Forward asset purchases and forward deposits placed	46	291
Standby facilities, credit lines and other	206,467	259,666
Commitments	207,275	260,816

Until the disposal of BGI on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%.

The Group has agreed with BlackRock to continue to guarantee these arrangements for a further 3 years. As at 31st December 2009, the value of the collateral held was £28,248m (2008: £39,690m) and that of the stock lent was £27,406m (2008: £38,290m).

Barclays has included an accrual of £108m as at 31st December 2009 (31st December 2008: £101m) in respect of levies raised by the Financial Services Compensation Scheme (FSCS), which include interest on facilities provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The total of these facilities is understood to be some £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants.

Barclays PLC - 2009 Results	80

Notes

26.	Legal Proceedings

On 25th November 2009, the UK Supreme Court decided the test case relating to current account overdraft charges in favour of the banks. The Office of Fair Trading subsequently confirmed that it will not proceed with its investigation into the fairness of these charges following the Supreme Court judgment. Accordingly, we are seeking to have all outstanding claims which were premised on the same legal principles as those at issue in the test case discontinued or dismissed. There remain a small number of residual complaints challenging the charges on a different basis, but these complaints are not expected to have a material effect on Barclays.

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The initial complaints, filed in 2009, allege that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including U.S. subprime-related) securities and Barclays financial condition. The complaints assert claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

On 15th September 2009 motions were filed in the United States Bankruptcy Court for the Southern District of New York by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Barclays Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order: voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On 29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. It is not possible to estimate any possible loss to Barclays in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

27.	Competition and Regulatory Matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries in the UK and elsewhere which, in some cases, is leading to increased regulation. For example, the Credit Card Accountability, Responsibility and Disclosure Act of 2009 in the US will restrict many credit card pricing and marketing practices. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond Barclays control, but, especially in the area of banking regulation, are likely to have an impact on Barclays businesses and earnings.

Barclays PLC - 2009 Results	81

Notes

27.	Competition and Regulatory Matters (continued)

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. Following a reference from the Office of Fair Trading (OFT), the UK Competition Commission (CC) undertook an in depth enquiry into the PPI market. The CC published its final report on 29th January 2009 concluding that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. In March 2009, Barclays submitted a targeted appeal focused on the prohibition on sale of PPI at the point of sale (POSP) remedy on the basis that it was not based on sound analysis, and is unduly draconian. The Competition Appeals Tribunal (CAT) upheld Barclays appeal on two grounds, meaning that the CC will be required to reconsider the POSP remedy and the basis for it, and made an order to that effect on 26th November 2009. This remittal process is expected to take until the autumn of 2010, at which time the CC will publish its final Remedies Order.

Separately, in 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA. In September 2009, the FSA issued a Consultation Paper on the assessment and redress of PPI complaints made on or after 14th January 2005. The FSA has announced that it intends to publish a final version of the policy statement in early 2010 and will amend the DISP rules in the FSA Sourcebook. Barclays voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the CAT in 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In 2007, the OFT expanded its investigation into interchange rates to include debit cards.

Notwithstanding the Supreme Court ruling in relation to the test case (see Legal Proceedings note on page 81) Barclays continues to be involved in the OFT’s work on personal current accounts. The OFT initiated a market study into personal current accounts (PCAs) in the UK in 2007 which also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. In 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. The OFT also held a consultation to seek views on the findings and possible measures to address the issues raised in its report. In October 2009, the OFT published a follow-up report containing details of voluntary initiatives agreed between the OFT and the industry. Barclays has participated fully in the market study process and will continue to do so.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. Barclays has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. Barclays received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. Barclays has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

Barclays PLC - 2009 Results	82

Notes

28.	Events After the Balance Sheet Date

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank Plc for a consideration of £227m in cash. The assets acquired include a savings book of approximately £5.8bn, and a mortgage book with outstanding balances of approximately £7.5bn.

As announced on 3rd November 2009, the Group has made changes to its business structure, which will be reflected in the Group’s external financial reporting for periods commencing 1st January 2010. The segmental information presented in this Results Announcement represents the business segments and other operations used for management and reporting purposes during the year ended 31st December 2009. We intend to provide 2009 segmental information based on the revised Group structure for comparative purposes prior to the Q1 2010 Interim Management Statement.

29.	Discontinued Operations

On 1st December 2009 the Group completed the sale of Barclays Global Investors to BlackRock, Inc. (BlackRock). The consideration at completion was US$15.2bn (£9.5bn), including 37.567 million new BlackRock shares. This gives the Group an economic interest of 19.9% of the enlarged BlackRock group, which is accounted for as an available for sale equity investment. The profit on disposal before tax was £6,331m, with a tax charge of £43m, reflecting the application of UK substantial shareholdings relief in accordance with UK tax law.

The results of the discontinued operations are set out below. For the year ended 31st December 2009 the results are for the 11 month period up to the date of disposal:

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net interest income	33	—
Net fee and commission income	1,759	1,916

Net trading income/(expense)	1	(10)
Net investment income	66	—
Principal transactions	67	(10)

Other income	4	10
Total income	1,863	1,916

Operating expenses excluding amortisation of intangible assets and deal costs	(1,123)	(960)
Amortisation of intangible assets	(14)	(15)
Operating expenses	(1,137)	(975)
Profit before tax from discontinued operations	726	941
Tax	(237)	(337)
Profit after tax from discontinued operations	489	604

Profit on disposal of discontinued operations	6,331	—
Tax	(43)	—
Net profit on the disposal of the discontinued operation	6,288	—
Profit after tax from discontinued operations, including gain on disposal	6,777	604

Other comprehensive income relating to discontinued operations is as follows:
Available for sale assets	10	(9)
Currency translation reserve	(85)	133
Tax relating to components of other comprehensive income	17	(10)
Other comprehensive income, net of tax from discontinued operations	(58)	114

Barclays PLC - 2009 Results	83

Notes

29.	Discontinued Operations

The cash flows attributable to the discontinued operations are as follows:

Cash Flows from Discontinued Operations	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Net cash flows from operating activities	333	524
Net cash flows from investing activities	(25)	(93)
Net cash flows from financing activities	(550)	(362)
Effect of exchange rates on cash and cash equivalents	(134)	217
Net (decrease)/increase in cash and cash equivalents	(376)	286

Barclays PLC - 2009 Results	84

Other Information

Share Capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 837.6 million ordinary shares) was renewed at the 2009 Annual General Meeting. The Group will seek to renew its authority to buy back ordinary shares at the 2010 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

Group Share Schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839

Website

www.barclays.com

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0871 384 20551 or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JPMorgan Chase Bank, whose international telephone number is +1-651-453-2128, whose domestic telephone number is 1-800-990-1135 and whose address is JPMorgan Chase Bank, N.A., PO Box 64504, St. Paul, MN 55164-0504, USA.

Filings with the SEC

Statutory accounts for the year ended 31st December 2009, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC copies of the Form 20-F will also be available from the Barclays Investor Relations website (details opposite) and from the SEC’s website (www.sec.gov). These results will be furnished on a Form 6-K to the SEC as soon as practicable after publication.

1	Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers.

Barclays PLC - 2009 Results	85

Other Information

General Information

Results Timetable

Item	Date
Ex-dividend date	Wednesday, 24th February 2010
Dividend Record date	Friday, 26th February 2010
Dividend Payment date	Friday, 19th March 2010
Q1 2010 Interim Management Statement[1]	Tuesday, 11th May 2010
2010 Annual General Meeting	Friday, 30th April 2010

Economic Data

	31.12.09	31.12.08	Change[2]
Period end - US$/£	1.62	1.46	(10)%
Average - US$/£	1.57	1.86	18%
Period end - €/£	1.12	1.04	(7)%
Average - €/£	1.12	1.26	13%
Period end - ZAR/£	11.97	13.74	15%
Average - ZAR/£	13.14	15.17	15%

1	Note that this announcement date is provisional and subject to change.
2	The change is the impact on Sterling reported information.

Barclays PLC - 2009 Results	86

Glossary of Terms

Absa - Refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and non-controlling interests.

Absa Card - The portion of Absa’s results that arises from the Absa credit card business and is reported within Barclaycard.

Absa Group Limited - Refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

ABS CDO Super Senior - Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations. See Risk Management section-Credit Market Exposures.

Adjusted Gross Leverage - The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

Alt-A - Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. See Risk Management section - Credit Market Exposures.

Arrears - Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asset backed products - Debt and derivative products that are linked to the cash flow of a referenced asset. The underlying instruments are asset backed loans; collateralised debt obligations (CDOs); collateralised loan obligations (CLOs); asset backed credit derivatives (ABS CDS); asset-backed and mortgage-backed securities.

Asset Backed Securities (ABS) - Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. See Risk Management section - Credit Market Exposures.

Average Balances - Average balances which make up the average balance sheet are based upon daily averages for most UK banking operations and monthly averages outside the UK.

Collateralised Debt Obligations (CDOs) - Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party. See Risk Management section - Credit Market Exposures.

Collateralised Loan Obligation (CLO) - A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches). See Risk Management section - Credit Market Exposures.

Collateralised Synthetic Obligation (CSO) - A form of collateralised debt obligation (CDO) that does not hold assets like bonds or loans but invests in credit default swaps (CDSs) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

Commercial Mortgage Backed Securities (CMBS) - Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Barclays PLC - 2009 Results	87

Glossary of Terms

Commercial Real Estate - Commercial real estate includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets. See Risk Management section - Credit Market Exposures.

Core Tier 1 capital - Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

Core Tier 1 capital ratio - Core Tier 1 capital as a percentage of risk weighted assets.

Cost:income ratio - Operating expenses compared to total income net of insurance claims.

Cost:net income ratio - Operating expenses compared to total income net of insurance claims less impairment charges.

Coverage ratio - Impairment allowances as a percentage of CRL balances.

Credit Default Swaps (CDS) - A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit Derivative Product Company (CDPC) - A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section - Credit Market Exposures.

Credit Market Exposures - Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

Credit Risk Loans (CRLs) - A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit spread - The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (CVA) - The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

Customer deposits - Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

Daily Value at Risk (DVaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see VaR).

Delinquency - See ‘Arrears’.

Barclays PLC - 2009 Results	88

Glossary of Terms

Equity structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

Expected loss - The Group measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

Exposure at default (EAD) - The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

FICO score - A credit score, based on the Fair Isaac Corporation (being the US rating company that wrote the software that calculates the scores).

First/Second Lien - First lien: debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second lien: debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien. See Risk Management section - Credit Market Exposures.

Full time equivalent - Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Gain on acquisition - The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Global Retail and Commercial Banking - Absa - The portion of Absa’s results that is reported within the Global Retail and Commercial Banking business.

Home Loan - A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans - Loans are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment allowances - A provision held on the balance sheet as a result of the raising of a charge against profit for the incurred loss inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

Income - Total income net of insurance claims, unless otherwise specified.

Incremental Default Risk Charge (IDRC) - The IDRC captures default risk. This means the potential for a direct loss due to an obligor’s default as well as the potential for indirect losses that may arise from a default event.

Individually/Collectively Assessed - Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

Investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

IRB Approach - Internal Ratings based approach - the IRB approach is used to calculate risk weighted assets in accordance with the Basel Capital Accord where capital requirements are based on a firm’s own estimates of certain parameters.

Barclays PLC - 2009 Results	89

Glossary of Terms

Leveraged Finance - Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liquidity pool/buffer - The group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Loan loss rate - Total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Loan to deposit ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance divided by customer deposits.

Loan to deposit and long term funding ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long term debt (>1 yr) and equity.

Loan to value ratio (LTV) - The amount of a first mortgage lien as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and mark to market (MTM) LTV. Origination LTVs use the current outstanding loan balance and the value of the property at origination of the loan. MTM LTVs use the current outstanding loan value and the current value of the property (which is estimated using one or more external house price indices).

Loss Given Default (LGD) - The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

Medium Term Notes (MTNs) - Corporate notes continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years.

Monolines - A monoline insurer is defined as an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held. See Risk Management section - Credit Market Exposures.

Monoline Wrapped - Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer. See Risk Management section - Credit Market Exposures.

Mortgage Backed Securities (MBS) - Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Mortgage vintage - The year the mortgage was issued.

Mortgage related securities - Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.

Net Interest Income - The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

Net Interest Margin - The margin is expressed as annualised net interest income for GRCB and Barclays Wealth divided by the sum of the average assets and average liabilities for GRCB and Barclays Wealth.

Non-investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

Barclays PLC - 2009 Results	90

Glossary of Terms

Notional Collateral - Collateral based on the notional amount of a financial instrument.

Own Credit - The effect of the Group’s own credit standing on the fair value of financial liabilities.

PCRL Coverage ratio - Impairment allowances as a percentage of total CRL (credit risk loan) & PPL (potential problem loan) balances. See CRL and PPL.

Potential Credit Risk Loans (PCRLs) - Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

Potential Problem Loans (PPLs) - Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Prime - Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programs.

Principal transactions - Principal transactions comprise net trading income and net investment income.

Probability of default (PD) - The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Product structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

Repo/Reverse repo - A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS) - Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Retail Loans - Loans to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.

Risk asset ratio - A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

Risk weighted assets - A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

Securitisation - A process by which debt instruments are aggregated into a pool, which is used to back new securities. A company sells assets to an SPV (special purpose vehicle) who then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors.

SIV Lites - Are SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. Unlike SIVs they are not perpetual, making them look more like CDOs, which have fixed maturity dates. See Risk Management section - Credit Market Exposures.

Barclays PLC - 2009 Results	91

Glossary of Terms

Special Purpose Entities (SPEs) - Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

•	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases

•	Derivative transactions to provide investors in the SPE with a specified exposure

•	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties

•	Direct investment in the notes issued by SPEs

Structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

Structured Investment Vehicles (SIVs) - SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. See Risk Management section-Credit Market Exposures.

Structural liquidity - The liquidity available from current positions-principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

Structured finance/notes - A structured note is an investment tool which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordination - The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities - Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime - Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default. See Risk Management section - Credit Market Exposures.

Tier 1 capital - A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio - The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital - Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Top-line income - Income before own credit gains/losses and credit market write-downs.

Value at Risk (VaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

Whole loans - A mortgage loan sold in its entirety when the buyer assumes the entire loan along with its rights and responsibilities. A whole loan is differentiated from investments in which the buyer becomes part owner of a pool of mortgages. See Risk Management section - Credit Market Exposures.

Barclays PLC - 2009 Results	92

Index

Accounting policies	65	Liquidity risk	61
Acquisitions	73	Loans and advances to banks	78
Adjusted gross leverage	63	Loans and advances to customers	78
Allowance for impairment on loans and	78	Market risk	59
advances		Net claims and benefits incurred on	68
Barclaycard	12	insurance contracts
Barclays Capital	20	Net fee and commission income	66
Barclays Capital credit market exposures	33	Net interest income	66
Barclays Commercial Bank	10	Net premiums from insurance contracts	67
Barclays Global Investors	22	Number of employees	69
Barclays Wealth	24	Operating expenses	68
Capital ratios	64	Other income	67
Capital resources	64	Other information	85
Consolidated statement of changes in equity	5	Potential credit risk loans and coverage ratios	47
Consolidated statement of comprehensive	3	Principal transactions	67
income		Profit attributable to non-controlling interests	71
Consolidated summary balance sheet	4	Profit before tax	2
Consolidated summary cash flow statement	6	Profit on disposal of subsidiaries, associates	70
Consolidated summary income statement	2	and joint ventures
Competition and regulatory matters	81	Provisions	79
Contingent liabilities and commitments	80	Reclassification of financial assets held	77
Core Tier 1 ratio	64	for trading
Credit risk	43	Results by business	8
Daily Value at Risk (DVaR)	60	Results timetable	86
Debt securities and other bills	58	Retail credit risk	53
Derivative financial instruments	74	Retirement benefit liabilities	79
Discontinued operations	83	Risk asset ratio	64
Dividends on ordinary shares	72	Risk management	28
Earnings per share	71	Risk weighted assets	63
Economic data	86	Share capital	80
Events after the Balance Sheet date	83	Share of post-tax results of associates	70
Expected loss	56	and joint ventures
Financial instruments held at fair value	75	Staff costs	69
Filings with the SEC	85	Tax	70
Glossary of terms	87	Tier 1 capital ratio	64
GRCB - Absa	18	Total assets	29
GRCB - Emerging Markets	16	UK Retail Banking	8
GRCB - Western Europe	14	Wholesale credit risk	49
Group results summary	7
Group share schemes	85
Head Office Functions and Other Operations	26
Impairment charges and other credit	68
provisions
Legal proceedings	81

Barclays PLC - 2009 Results	93